Key metrics
	in / end of			% change		in / end of		% change
	4Q22	3Q22	4Q21	QoQ	YoY	2022	2021	YoY
Credit Suisse (CHF million)
Net revenues	3,060	3,804	4,582	(20)	(33)	14,921	22,696	(34)
Provision for credit losses	41	21	(20)	95	–	16	4,205	(100)
Total operating expenses	4,334	4,125	6,266	5	(31)	18,163	19,091	(5)
Loss before taxes	(1,315)	(342)	(1,664)	285	(21)	(3,258)	(600)	443
Loss attributable to shareholders	(1,393)	(4,034)	(2,085)	(65)	(33)	(7,293)	(1,650)	342
Cost/income ratio (%)	141.6	108.4	136.8	–	–	121.7	84.1	–
Effective tax rate (%)	(6.2)	–	(25.0)	–	–	(124.2)	(171.0)	–
Basic loss per share (CHF)	(0.46)	(1.44)	(0.78)	(68)	(41)	(2.55)	(0.63)	305
Diluted loss per share (CHF)	(0.46)	(1.44)	(0.78)	(68)	(41)	(2.55)	(0.63)	305
Return on equity (%)	(12.5)	(35.5)	(18.7)	–	–	(16.1)	(3.8)	–
Return on tangible equity (%)	(13.5)	(38.3)	(20.9)	–	–	(17.4)	(4.2)	–
Assets under management and net new assets (CHF billion)
Assets under management	1,293.6	1,400.6	1,614.0	(7.6)	(19.9)	1,293.6	1,614.0	(19.9)
Net new assets/(net asset outflows)	(110.5)	(12.9)	1.6	–	–	(123.2)	30.9	–
Balance sheet statistics (CHF million)
Total assets	531,358	700,358	755,833	(24)	(30)	531,358	755,833	(30)
Net loans	264,165	281,792	291,686	(6)	(9)	264,165	291,686	(9)
Total shareholders' equity	45,129	43,267	43,954	4	3	45,129	43,954	3
Tangible shareholders' equity	41,768	39,825	40,761	5	2	41,768	40,761	2
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	14.1	12.6	14.4	–	–	14.1	14.4	–
CET1 leverage ratio	5.4	4.1	4.3	–	–	5.4	4.3	–
Tier 1 leverage ratio	7.7	6.0	6.1	–	–	7.7	6.1	–
Share information
Shares outstanding (million)	3,941.3	2,616.7	2,569.7	51	53	3,941.3	2,569.7	53
of which common shares issued	4,002.2	2,650.7	2,650.7	51	51	4,002.2	2,650.7	51
of which treasury shares	(60.9)	(34.0)	(81.0)	79	(25)	(60.9)	(81.0)	(25)
Book value per share (CHF)	11.45	16.53	17.10	(31)	(33)	11.45	17.10	(33)
Tangible book value per share (CHF)	10.60	15.22	15.86	(30)	(33)	10.60	15.86	(33)
Market capitalization (CHF million)	11,062	10,440	23,295	6	(53)	11,062	23,295	(53)
Number of employees (full-time equivalents)
Number of employees	50,480	51,680	50,390	(2)	0	50,480	50,390	0
See relevant tables and related narratives for additional information on these metrics.

Credit Suisse
In 4Q22, we recorded a net loss attributable to shareholders of CHF 1,393 million. As of the end of 4Q22, our CET1 ratio was 14.1%.
Results
	in / end of			% change		in / end of		% change
	4Q22	3Q22	4Q21	QoQ	YoY	2022	2021	YoY
Statements of operations (CHF million)
Net interest income	1,484	1,203	1,318	23	13	5,341	5,811	(8)
Commissions and fees	1,893	2,129	3,021	(11)	(37)	8,853	13,165	(33)
Trading revenues [1]	(581)	125	(151)	–	285	(451)	2,431	–
Other revenues	264	347	394	(24)	(33)	1,178	1,289	(9)
Net revenues	3,060	3,804	4,582	(20)	(33)	14,921	22,696	(34)
Provision for credit losses	41	21	(20)	95	–	16	4,205	(100)
Compensation and benefits	2,062	1,901	2,145	8	(4)	8,813	8,963	(2)
General and administrative expenses	1,710	1,919	2,182	(11)	(22)	7,782	7,159	9
Commission expenses	210	250	283	(16)	(26)	1,012	1,243	(19)
Goodwill impairment	0	0	1,623	–	(100)	23	1,623	(99)
Restructuring expenses	352	55	33	–	–	533	103	417
Total other operating expenses	2,272	2,224	4,121	2	(45)	9,350	10,128	(8)
Total operating expenses	4,334	4,125	6,266	5	(31)	18,163	19,091	(5)
Loss before taxes	(1,315)	(342)	(1,664)	285	(21)	(3,258)	(600)	443
Income tax expense	82	3,698	416	(98)	(80)	4,048	1,026	295
Net loss	(1,397)	(4,040)	(2,080)	(65)	(33)	(7,306)	(1,626)	349
Net income/(loss) attributable to noncontrolling interests	(4)	(6)	5	(33)	–	(13)	24	–
Net income/(loss) attributable to shareholders	(1,393)	(4,034)	(2,085)	(65)	(33)	(7,293)	(1,650)	342
Economic profit (CHF million)	(1,978)	(1,273)	(2,215)	55	(11)	(6,484)	(4,251)	53
Statement of operations metrics
Cost/income ratio (%)	141.6	108.4	136.8	–	–	121.7	84.1	–
Effective tax rate (%)	(6.2)	–	(25.0)	–	–	(124.2)	(171.0)	–
Earnings per share (CHF)
Basic earnings/(loss) per share	(0.46)	(1.44)	(0.78)	(68)	(41)	(2.55)	(0.63)	305
Diluted earnings/(loss) per share	(0.46)	(1.44)	(0.78)	(68)	(41)	(2.55)	(0.63)	305
Return on equity (%, annualized)
Return on equity	(12.5)	(35.5)	(18.7)	–	–	(16.1)	(3.8)	–
Return on tangible equity	(13.5)	(38.3)	(20.9)	–	–	(17.4)	(4.2)	–
Book value per share (CHF)
Book value per share	11.45	16.53	17.10	(31)	(33)	11.45	17.10	(33)
Tangible book value per share	10.60	15.22	15.86	(30)	(33)	10.60	15.86	(33)
Balance sheet statistics (CHF million)
Total assets	531,358	700,358	755,833	(24)	(30)	531,358	755,833	(30)
Risk-weighted assets	250,540	273,598	267,787	(8)	(6)	250,540	267,787	(6)
Leverage exposure	650,551	836,881	889,137	(22)	(27)	650,551	889,137	(27)
Number of employees (full-time equivalents)
Number of employees	50,480	51,680	50,390	(2)	0	50,480	50,390	0
1 Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types

Credit Suisse reporting structure
Credit Suisse includes the results of the four reporting segments and the Corporate Center.
Results summary
4Q22 results
In 4Q22, Credit Suisse reported a net loss attributable to shareholders of CHF 1,393 million, compared to a net loss attributable to shareholders of CHF 2,085 million in 4Q21 and a net loss attributable to shareholders of CHF 4,034 million in 3Q22. In 4Q22, Credit Suisse reported a loss before taxes of CHF 1,315 million, compared to a loss before taxes of CHF 1,664 million in 4Q21 and a loss before taxes of CHF 342 million in 3Q22. Adjusted loss before taxes in 4Q22 was CHF 1,015 million compared to adjusted income before taxes of CHF 328 million in 4Q21 and an adjusted loss before taxes of CHF 92 million in 3Q22.
2022 results
In 2022, Credit Suisse reported a net loss attributable to shareholders of CHF 7,293 million, which included a valuation allowance in 3Q22 of CHF 3,655 million relating to the reassessment of deferred tax assets as a result of the comprehensive strategic review announced on October 27, 2022, compared to a net loss attributable to shareholders of CHF 1,650 million in 2021. In 2022, Credit Suisse reported a loss before taxes of CHF 3,258 million, compared to a loss before taxes of CHF 600 million in 2021. The 2022 results reflected a 34% decrease in net revenues and a 5% decrease in total operating expenses. Our 2021 results included a goodwill impairment charge of CHF 1,623 million, which was recognized in the Investment Bank, as well as provision for credit losses of CHF 4,205 million, mainly driven by a net charge of CHF 4,307 million in respect of the failure by Archegos to meet its margin commitments. Adjusted loss before taxes in 2022 was CHF 1,249 million compared to adjusted income before taxes of CHF 6,599 million in 2021.
Our 2022 results included a net loss of CHF 588 million relating to our equity investment in Allfunds Group (as described below), which was recognized in the divisional results of Wealth Management and real estate gains of CHF 368 million recognized primarily in the divisional results of the Swiss Bank, Wealth Management and the Investment Bank.
Results details
Net revenues
In 4Q22, we reported net revenues of CHF 3,060 million, which decreased 33% compared to 4Q21, primarily reflecting lower net revenues in the Investment Bank, the Swiss Bank and Wealth Management, partially offset by higher net revenues in the Corporate Center. The decrease in the Investment Bank was driven by significantly reduced fixed income and equity sales and trading revenues and capital markets revenues. The decrease in the Swiss Bank was primarily driven by lower other revenues and lower net interest income. The decrease in Wealth Management mainly reflected lower net interest income, lower transaction- and performance-based revenues and lower recurring commissions and fees.
Compared to 3Q22, net revenues decreased 20%, primarily reflecting lower net revenues in the Investment Bank and Wealth Management, partially offset by higher net revenues in the Corporate Center. The decrease in the Investment Bank was driven by reduced fixed income and equities sales and trading revenues, particularly in securitized products and equity derivatives. The decrease in Wealth Management mainly reflected lower net interest income, lower transaction- and performance-based revenues and lower recurring commissions and fees, partially offset by higher other revenues.
Provision for credit losses
In 4Q22, provision for credit losses of CHF 41 million were mainly related to CHF 23 million in the Investment Bank and CHF 28 million in the Swiss Bank and reflected an increase in specific provisions, partially offset by a release of non-specific provisions for expected credit losses.
Total operating expenses
Compared to 4Q21, total operating expenses of CHF 4,334 million decreased 31%, primarily reflecting the goodwill impairment charge of CHF 1,623 million in 4Q21, which was recognized in the Investment Bank. General and administrative expenses decreased 22%, mainly due to lower litigation expenses. Net litigation expenses of CHF 505 million in 4Q21 were primarily related to legacy litigation matters in our investment banking businesses. Compared to 4Q21, compensation and benefits decreased 4%, reflecting lower discretionary compensation expenses as well as forfeitures relating to staff departures. 4Q22 included restructuring expenses of CHF 352 million. Adjusted total operating expenses in 4Q22 of CHF 3,938 million decreased 3% compared to CHF 4,071 million in 4Q21.
Compared to 3Q22, total operating expenses increased 5%, mainly reflecting increases in compensation and benefits and restructuring expenses, partially offset by lower general and administrative expenses. Compensation and benefits increased 8%, mainly due to higher discretionary compensation expenses, primarily driven by discretionary compensation expense adjustments in 3Q22. General and administrative expenses decreased 11%, primarily reflecting lower litigation expenses. Adjusted total operating expenses increased 2% compared to 3Q22.
Income tax
In 4Q22, the Group incurred an income tax expense of CHF 82 million on a pre-tax loss of CHF 1,315 million, primarily driven by current period losses in entities for which no tax accounting benefit could be recognized, as management concluded that there was limited recoverability of net deferred tax assets due to limited future taxable income, as well as the non-deductible funding costs. Additionally, the Group continued to record taxes in entities with taxable profits which cannot be offset against losses of other Group entities. This inability to offset tax losses and profits is due to the fact that the Group entities are tax resident in different jurisdictions or they are tax resident in a jurisdiction where the consolidation of the entities for tax purposes is not possible.
This resulted in a negative effective tax rate of 6.2%. Overall, net deferred tax liabilities were CHF 1,073 million compared to CHF 894 million in 3Q22.
Regulatory capital
As of the end of 4Q22, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 14.1% and our risk-weighted assets (RWA) were CHF 250.5 billion.
Other information
Securitized Products Group
On November 15, 2022, Credit Suisse announced that it entered into definitive transaction agreements to sell a significant part of its Securitized Products Group (SPG) (Apollo transaction) to entities and funds managed by affiliates of Apollo Global Management (collectively, Apollo). This transaction involves phased closings through the first half of 2023 and represents an important step towards a managed exit from the SPG business and to de-risk the bank. On February 7, 2023, the parties completed the first closing of such transaction and the majority of the assets and professionals associated with the transaction are now part of or managed by ATLAS SP Partners, a new standalone credit firm focused on asset-backed financing and capital markets solutions.
Although the closings of the Apollo transaction are phased, Credit Suisse is now, after the first closing, expecting to recognize the full pre-tax gain on the sale to Apollo of approximately USD 0.8 billion, representing a CET1 benefit of approximately 30 basis points to be booked in 1Q23. Furthermore, this initial closing, together with recently completed sales of other portfolio assets to Apollo and other third parties and certain business reductions, resulted in a reduction of the asset equivalent exposures of SPG and related financing businesses from USD 74 billion as of September 30, 2022 to approximately USD 39 billion as of February 7, 2023. As previously announced, upon completion of the Apollo transaction and the expected sale of related assets and businesses and other planned deleveraging, SPG assets are expected to reduce to approximately USD 20 billion and up to a total of approximately USD 10 billion in RWAs is currently expected to be released further benefiting the CET1 ratio. Other than the recognition of the pre-tax gain, the above outcomes are subject to regulatory approvals.
In connection with the initial closing of this transaction, Credit Suisse and Apollo entered into various ancillary agreements related to the transaction, including an investment management agreement, certain financing arrangements and a transition services agreement.
Under the investment management agreement, an affiliate of ATLAS SP Partners will provide services to Credit Suisse for an initial term of five years with respect to the management of Credit Suisse’s retained portfolio of SPG assets and related financing businesses intended to cover approximately USD 20 billion of assets. Credit Suisse and Apollo also entered into financing arrangements, including to finance a significant portion of the aggregate amount of assets purchased in the transaction, secured by underlying collateral. Credit Suisse expects to syndicate the majority of these financings. Furthermore, under the transition services agreement, in order to maintain a seamless experience for clients, Credit Suisse will provide certain transitional services to Apollo for the transferred SPG business and related financing businesses.
The transfer of the remainder of the assets under the Apollo transaction remains subject to receipt of customer consents.
As we reduce residential mortgage-backed securities (RMBS) exposures and activity as part of our announced strategy towards a managed exit from the SPG business and to de-risk the bank we anticipate based on ongoing regulatory discussions that operational risk RWA associated with historical RMBS activity will decrease.
Capital increase
On November 23, 2022, the Group held an Extraordinary General Meeting, at which shareholders approved two capital increases. The Group completed the first capital increase on November 25, 2022 by way of a share placement of 462,041,884 newly issued shares to qualified investors resulting in gross proceeds of CHF 1.76 billion. The Group completed the second capital increase by way of a rights offering on December 9, 2022. By the end of the rights exercise period, 98.2% of the rights had been exercised for the issuance of 872,989,594 new shares. The remaining 16,378,864 newly issued shares for which rights were not exercised were sold in the market. The rights offering resulted in gross proceeds for the Group of CHF 2.25 billion. The capital increases resulted in 1,351,410,342 newly issued shares and gross proceeds for the Group of CHF 4.0 billion. Credit Suisse Group AG made capital contributions of CHF 3.89 billion to its wholly owned subsidiary Credit Suisse AG.
Liquidity issues in 4Q22
As previously disclosed, during early 4Q22, Credit Suisse began experiencing significantly higher withdrawals of cash deposits as well as non-renewal of maturing time deposits. However, as the quarter progressed, these outflows stabilized to much lower levels but had not yet reversed by year end, and customer deposits declined by CHF 138 billion in 4Q22. As is normal practice, we also limited our access to the capital markets in the period immediately preceding the strategy announcements we made on October 27, 2022. While these outflows led us to partially utilize liquidity buffers at the Group and legal entity level, and we fell below certain legal entity-level regulatory requirements, the core requirements of the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR) at the Group level were maintained at all times. The Group’s three-month average daily LCR was 144% as of the end of 4Q22, improved from lower levels earlier in the quarter.
Remediation plans were prepared, initiated and implemented to mitigate these outflows, including accessing the public and private markets. We issued over USD 5 billion through three bond sales in November and December 2022, which saw strong investor demand, and an additional CHF 4 billion through our capital increases. Other steps also include certain asset disposals, including the announced sale of a significant portion of SPG and other related financing businesses. We would note that the execution of these actions and other deleveraging measures, including, but not limited to, in the non-core businesses, is also expected to strengthen liquidity ratios and, over time, reduce the funding requirements of the Group. As is common for banks, we also continue to have access to central bank funding sources if required.
These circumstances have exacerbated the risks we described under “Liquidity Risk” in our Risk Factors contained in our 2021 Annual Report.
Outflows in assets under management in 4Q22
As previously disclosed, Credit Suisse began experiencing deposit and net asset outflows in early 4Q22 at levels that substantially exceeded the rates incurred in 3Q22. At the Group level, net asset outflows in 4Q22 were approximately 8% of assets under management as of the end of 3Q22, with approximately two-thirds of these net asset outflows in the quarter concentrated in October 2022. In Wealth Management, these outflows in 4Q22 had reduced substantially in the rest of the quarter from the elevated levels of early 4Q22, but had not reversed, and represented approximately 15% of assets under management reported as of the end of 3Q22. In the Swiss Bank, these outflows in 4Q22 broadly stabilized after the elevated levels of early 4Q22, and represented approximately 2% of assets under management reported as of the end of 3Q22. In Asset Management, these outflows in 4Q22 represented 3% of assets under management reported as of the end of 3Q22.
This reduction in assets under management is expected to lead to reduced net interest income and recurring commissions and fees for the Group.
Credit ratings downgrades
On November 1, 2022, Moody’s Investors Service affirmed the senior unsecured debt ratings of Credit Suisse Group AG and downgraded the long-term senior unsecured debt and deposit ratings of Credit Suisse AG by one notch. Moody’s also downgraded all the short-term ratings by one notch and maintained the “negative” outlook on all ratings.
Following the affirmation of all ratings and outlooks on October 6, 2022, Standard and Poor’s Global Ratings downgraded the long-term issuer credit ratings of Credit Suisse Group AG and the long- and short-term issuer credit ratings of Credit Suisse AG, in each case by one notch on November 1, 2022. The outlook on these ratings was revised from “negative” to “stable”.
These downgrades in our ratings have increased our borrowing costs and limited our ability to renew maturing short-term funding and to access short-term funding markets. The downgrades have increased our cost of capital and adversely affected and may in the future continue to adversely affect the ability of our businesses to sell or market their products, engage in business transactions, particularly financing and derivatives transactions, and retain our clients. Further downgrades could also amplify these challenges.
Allfunds Group
On October 21, 2022, we announced the successful completion of the offering of our entire shareholding in Allfunds Group plc (Allfunds Group), which represented approximately 8.6% of the share capital of Allfunds Group, through an accelerated bookbuild offering to institutional investors. This transaction resulted in a loss of CHF 75 million in 4Q22. Following the completion of this transaction, we no longer hold any shares in Allfunds Group.
Goodwill
The review of the Group’s five-year financial plan to reflect the announced strategy on October 27, 2022 was finalized in 4Q22. The Group concluded that the estimated fair value for all of the reporting units with goodwill exceeded their related carrying values and no further impairment was necessary as of December 31, 2022.

The fair values of the Asset Management and Wealth Management reporting units both exceeded their related carrying values by less than 10%. During 4Q22, Credit Suisse experienced a significant level of deposit and assets under management outflows. The goodwill allocated to these reporting units became more sensitive to an impairment due to these outflows and subdued client activity. There is a significant risk of a future goodwill impairment for these reporting units if their future performances do not achieve the financial projections contained within the five-year financial plan.
Russia’s invasion of Ukraine
In response to Russia’s invasion of Ukraine, many countries across the world imposed severe sanctions against Russia’s financial system and on Russian government officials and business leaders, and these sanctions have been expanded several times. The Group continues to assess the impact of the sanctions already imposed, and potential future escalations, on its exposures and client relationships. As of December 31, 2022, the Group had a net credit exposure to Russia, after specific allowances and provisions for credit losses and valuation adjustments, of CHF 249 million, primarily related to corporates, individuals and the sovereign. In addition, Russian subsidiaries had a net asset value of approximately CHF 214 million as of December 31, 2022. The Group has further reduced Russia related exposures in 4Q22 as the market and counterparty situation evolved, and remaining exposures continue to be subject to ongoing monitoring and management. The Group notes that these developments may continue to affect its financial performance, including credit loss estimates and potential asset impairments.
Dividend proposal
Our Board of Directors will propose to the shareholders at the Annual General Meeting on April 4, 2023 a cash distribution of CHF 0.05 per share for the financial year 2022.
Compensation
Total variable compensation pools that relate to our 2022 performance are 50% lower than in 2021. Most employees at a more senior level (managing directors and directors) have taken a higher proportionate share of the reduction in the variable compensation pool than other staff, while the Executive Board received no variable compensation. Managing directors and directors received a cash award with a pro-rata repayment (clawback) provision, in jurisdictions where legally permissible, that applies in the event that they voluntarily leave the firm during the three-year period ending in February 2026, together with a regular deferred share-based award that generally vests linearly over the next three years.
Supply chain finance funds matter
As previously reported, in early March 2021, the boards of four supply chain finance funds (SCFF) managed by certain Group subsidiaries decided to suspend redemptions and subscriptions of those funds to protect the interests of the funds’ investors, to terminate the SCFF and to proceed to their liquidation. Credit Suisse Asset Management (Schweiz) AG (CSAM) acts as the portfolio manager of the SCFF.
For the Liechtenstein-domiciled Credit Suisse Supply Chain Finance Investment Grade Fund, the final payment of liquidation proceeds totaling approximately USD 31.3 million was made with value date November 11, 2022. This brought the total amount returned to investors to approximately USD 667 million, which amounts to over 99% of the fund’s net asset value at the time of its suspension.
For the Credit Suisse Nova (Lux) Supply Chain Finance Investment Grade Fund, the final payment of liquidation proceeds totaling approximately USD 8.1 million was made with value date February 6, 2023. This brought the total amount returned to investors to approximately USD 258 million, which amounts to over 99% of the fund’s net asset value at the time of its suspension.
Beginning in 4Q21, we introduced a fee waiver program for clients impacted by this matter wherein certain commissions and fees arising from current and future business transactions may be reimbursed on a quarterly basis, provided certain conditions are met. We incurred negative revenues of CHF 15 million in 4Q22 relating to this fee waiver program, primarily in Wealth Management.
Significant negative consequences of the supply chain finance funds and Archegos matters
In prior financial reports, we have outlined the losses associated with the Archegos matter and the legal and regulatory consequences of that matter and the SCFF matter. There can be no assurance that any additional losses, damages, costs and expenses, as well as any further regulatory and other investigations and actions or any further downgrade of our credit ratings, will not be material to us, including from any impact on our business, financial condition, results of operations, prospects, liquidity or capital position. For example, we have suffered and may continue to suffer reputational harm and reductions in certain areas of our business, such as outflows of assets and a slowdown in net new asset generation across our divisions, attributable, at least in part, to these matters. The ongoing effect of these matters, and this harm and these reductions, can continue to affect our business overall, including our ability to attract and retain customers, clients, investors and employees and to conduct business transactions with our counterparties. While steps we have taken in response to the Archegos and SCFF matters are designed to reduce the Group’s risks, some of these changes will constrain certain areas of our business, thereby impacting negatively our results of operations. These challenges are taking place in the context of worsening macroeconomic and market conditions, potentially amplifying some of the negative consequences noted above. The foregoing challenges may also make it more difficult to implement our just-announced new strategic initiatives, as well as achievement of the targets and objectives associated with those initiatives.

> Refer to “Risk factors” in I – Information on the company and “Note 40 - Litigation” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 and “Note 33 – Litigation” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 3Q22 for further information on risks that may arise in relation to these matters and for a description of the regulatory and legal developments relating to these matters.
We may not achieve some or all of the expected benefits of the strategic initiatives we have announced
Our goals, our strategy for implementing them, and the completion of these measures are based on a number of key assumptions, including in relation to the future economic environment and the economic growth of certain geographic regions, the regulatory landscape, our ability to meet certain financial goals, and the confidence of clients, counterparties, employees and other stakeholders, including regulatory authorities, in this strategy and in our ability to implement it. If any of these assumptions prove inaccurate in whole or in part, we may not be able to achieve some or all of the expected benefits of our strategic initiatives. If we are unable to implement our strategy successfully in whole or in part, or should the strategic initiatives once implemented fail to produce the expected benefits, our financial results and our share price may be materially and adversely affected. Moreover, any reputational harm resulting from prior events or from reactions to our strategic initiatives may make it more difficult to implement those strategic initiatives or achieve the related targets and objectives.
> Refer to “Risk factor” in I – Credit Suisse results – Credit Suisse in the Credit Suisse Financial Report 3Q22 for further information on risks that may arise in relation to our strategic initiatives.
Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance. Certain reclassifications have been made to prior periods to conform to the current presentation.
Performance measures
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. Tangible shareholders’ equity is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. In addition, Credit Suisse also measures the efficiency of the firm and its divisions with regard to the usage of regulatory capital. Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology. Adjusted return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.
The Group’s economic profit is a non-GAAP financial measure, calculated using income/(loss) before tax applying a 25% tax rate less a capital charge. The capital charge is calculated based on the sum of (i) a cost of capital applied to the average regulatory capital of each of the four divisions; and (ii) a 10% cost of capital applied to the residual of the Group’s average tangible equity less the sum of the regulatory capital of the four divisions. The applied cost of capital for the divisions is 8% for Wealth Management, the Swiss Bank and Asset Management and 12% for the Investment Bank. Adjusted economic profit excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.
Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Results overview
in / end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
4Q22 (CHF million)
Net revenues	1,144	454	972	286	204	3,060
Provision for credit losses	(11)	23	28	1	0	41
Compensation and benefits	714	787	393	162	6	2,062
Total other operating expenses	640	1,102	262	150	118	2,272
of which general and administrative expenses	496	809	221	116	68	1,710
of which restructuring expenses	73	201	11	12	55	352
Total operating expenses	1,354	1,889	655	312	124	4,334
Income/(loss) before taxes	(199)	(1,458)	289	(27)	80	(1,315)
Economic profit (CHF million)	(316)	(1,420)	24	(32)	–	(1,978)
Cost/income ratio (%)	118.4	416.1	67.4	109.1	–	141.6
Total assets	150,411	146,846	197,059	3,373	33,669	531,358
Goodwill	1,304	0	488	1,111	0	2,903
Risk-weighted assets	54,549	74,160	69,090	8,333	44,408	250,540
Leverage exposure	179,378	211,601	220,026	2,499	37,047	650,551
3Q22 (CHF million)
Net revenues	1,365	1,106	962	336	35	3,804
Provision for credit losses	7	(6)	21	(1)	0	21
Compensation and benefits	611	860	306	111	13	1,901
Total other operating expenses	726	918	252	136	192	2,224
of which general and administrative expenses	638	765	218	110	188	1,919
of which restructuring expenses	11	30	6	3	5	55
Total operating expenses	1,337	1,778	558	247	205	4,125
Income/(loss) before taxes	21	(666)	383	90	(170)	(342)
Economic profit (CHF million)	(168)	(873)	88	55	–	(1,273)
Cost/income ratio (%)	97.9	160.8	58.0	73.5	–	108.4
Total assets	201,828	237,127	216,135	3,881	41,387	700,358
Goodwill	1,348	0	501	1,169	0	3,018
Risk-weighted assets	63,344	82,529	71,445	8,522	47,758	273,598
Leverage exposure	231,357	317,149	240,153	2,960	45,262	836,881
4Q21 (CHF million)
Net revenues	1,377	1,666	1,209	399	(69)	4,582
Provision for credit losses	(7)	(7)	(4)	(2)	0	(20)
Compensation and benefits	700	953	331	156	5	2,145
Total other operating expenses	527	2,708	275	152	459	4,121
of which general and administrative expenses	435	941	240	120	446	2,182
of which goodwill impairment	0	1,623	0	0	0	1,623
of which restructuring expenses	7	25	1	0	0	33
Total operating expenses	1,227	3,661	606	308	464	6,266
Income/(loss) before taxes	157	(1,988)	607	93	(533)	(1,664)
Economic profit (CHF million)	(68)	(1,897)	256	57	–	(2,215)
Cost/income ratio (%)	89.1	219.7	50.1	77.2	–	136.8
Total assets	201,326	274,112	221,478	3,603	55,314	755,833
Goodwill	1,323	0	487	1,107	0	2,917
Risk-weighted assets	59,974	84,313	68,764	8,446	46,290	267,787
Leverage exposure	233,228	347,774	247,509	2,737	57,889	889,137

Results overview (continued)
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
2022 (CHF million)
Net revenues	4,952	4,607	4,093	1,294	(25)	14,921
Provision for credit losses	9	(84)	90	2	(1)	16
Compensation and benefits	2,848	3,835	1,455	596	79	8,813
Total other operating expenses	2,726	3,972	1,003	550	1,099	9,350
of which general and administrative expenses	2,301	3,145	861	436	1,039	7,782
of which goodwill impairment	0	23	0	0	0	23
of which restructuring expenses	109	327	21	16	60	533
Total operating expenses	5,574	7,807	2,458	1,146	1,178	18,163
Income/(loss) before taxes	(631)	(3,116)	1,545	146	(1,202)	(3,258)
Economic profit (CHF million)	(1,186)	(3,810)	367	60	–	(6,484)
Cost/income ratio (%)	112.6	169.5	60.1	88.6	–	121.7
2021 (CHF million)
Net revenues	7,031	9,908	4,316	1,508	(67)	22,696
Provision for credit losses	0	4,209	4	0	(8)	4,205
Compensation and benefits	2,766	3,892	1,438	603	264	8,963
Total other operating expenses	1,958	5,280	956	543	1,391	10,128
of which general and administrative expenses	1,571	3,017	821	426	1,324	7,159
of which goodwill impairment	0	1,623	0	0	0	1,623
of which restructuring expenses	19	71	11	3	(1)	103
Total operating expenses	4,724	9,172	2,394	1,146	1,655	19,091
Income/(loss) before taxes	2,307	(3,473)	1,918	362	(1,714)	(600)
Economic profit (CHF million)	969	(4,347)	629	215	–	(4,251)
Cost/income ratio (%)	67.2	92.6	55.5	76.0	–	84.1

Reconciliation of adjustment items
Results excluding certain items included in our reported results are non-GAAP financial measures. Following the reorganization implemented at the beginning of 2022, we have amended the presentation of our adjusted results. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
4Q22 (CHF million)
Net revenues	1,144	454	972	286	204	3,060
Real estate (gains)/losses	(122)	0	(51)	0	(18)	(191)
(Gain)/loss on equity investment in Allfunds Group	75	0	0	0	0	75
(Gain)/loss on equity investment in SIX Group AG	10	0	10	0	0	20
Adjusted net revenues	1,107	454	931	286	186	2,964
Provision for credit losses	(11)	23	28	1	0	41
Total operating expenses	1,354	1,889	655	312	124	4,334
Restructuring expenses	(73)	(201)	(11)	(12)	(55)	(352)
Major litigation provisions	(6)	(41)	0	0	13	(34)
Expenses related to equity investment in Allfunds Group	(2)	0	0	0	0	(2)
Archegos	0	(8)	0	0	0	(8)
Adjusted total operating expenses	1,273	1,639	644	300	82	3,938
Income/(loss) before taxes	(199)	(1,458)	289	(27)	80	(1,315)
Adjusted income/(loss) before taxes	(155)	(1,208)	259	(15)	104	(1,015)
Adjusted economic profit	(282)	(1,233)	1	(24)	–	(1,798)
Adjusted return on tangible equity (%)	–	–	–	–	–	(9.6)
3Q22 (CHF million)
Net revenues	1,365	1,106	962	336	35	3,804
(Gain)/loss on equity investment in Allfunds Group	(10)	0	0	0	0	(10)
(Gain)/loss on equity investment in Pfandbriefbank	0	0	(6)	0	0	(6)
Impairment on York Capital Management	0	0	0	10	0	10
Adjusted net revenues	1,355	1,106	956	346	35	3,798
Provision for credit losses	7	(6)	21	(1)	0	21
Total operating expenses	1,337	1,778	558	247	205	4,125
Restructuring expenses	(11)	(30)	(6)	(3)	(5)	(55)
Major litigation provisions	(54)	0	0	0	(124)	(178)
Expenses related to real estate disposals	(2)	(12)	0	(1)	0	(15)
Archegos	0	(8)	0	0	0	(8)
Adjusted total operating expenses	1,270	1,728	552	243	76	3,869
Income/(loss) before taxes	21	(666)	383	90	(170)	(342)
Adjusted income/(loss) before taxes	78	(616)	383	104	(41)	(92)
Adjusted economic profit	(126)	(835)	88	65	–	(1,122)
Adjusted return on tangible equity (%)	–	–	–	–	–	(35.2)

Reconciliation of adjustment items (continued)
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
4Q21 (CHF million)
Net revenues	1,377	1,666	1,209	399	(69)	4,582
Real estate (gains)/losses	(19)	0	(205)	0	0	(224)
(Gains)/losses on business sales	(17)	0	0	0	4	(13)
(Gain)/loss on equity investment in Allfunds Group	(31)	0	0	0	0	(31)
(Gain)/loss on equity investment in SIX Group AG	35	0	35	0	0	70
Adjusted net revenues	1,345	1,666	1,039	399	(65)	4,384
Provision for credit losses	(7)	(7)	(4)	(2)	0	(20)
Archegos	0	5	0	0	0	5
Adjusted provision for credit losses	(7)	(2)	(4)	(2)	0	(15)
Total operating expenses	1,227	3,661	606	308	464	6,266
Goodwill impairment	–	(1,623)	–	–	–	(1,623)
Restructuring expenses	(7)	(25)	(1)	0	0	(33)
Major litigation provisions	(3)	(149)	0	0	(362)	(514)
Expenses related to real estate disposals	(3)	(8)	0	0	0	(11)
Archegos	0	(19)	0	0	5	(14)
Adjusted total operating expenses	1,214	1,837	605	308	107	4,071
Income/(loss) before taxes	157	(1,988)	607	93	(533)	(1,664)
Adjusted income/(loss) before taxes	138	(169)	438	93	(172)	328
Adjusted economic profit	(82)	(533)	129	57	–	(842)
Adjusted return on tangible equity (%)	–	–	–	–	–	(1.0)

Reconciliation of adjustment items (continued)
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
2022 (CHF million)
Net revenues	4,952	4,607	4,093	1,294	(25)	14,921
Real estate (gains)/losses	(147)	(53)	(148)	(2)	(18)	(368)
(Gains)/losses on business sales	4	0	0	0	0	4
(Gain)/loss on equity investment in Allfunds Group	586	0	0	0	0	586
(Gain)/loss on equity investment in SIX Group AG	17	0	17	0	0	34
(Gain)/loss on equity investment in Pfandbriefbank	0	0	(6)	0	0	(6)
Impairment on York Capital Management	0	0	0	10	0	10
Archegos	0	(17)	0	0	0	(17)
Adjusted net revenues	5,412	4,537	3,956	1,302	(43)	15,164
Provision for credit losses	9	(84)	90	2	(1)	16
Archegos	0	155	0	0	0	155
Adjusted provision for credit losses	9	71	90	2	(1)	171
Total operating expenses	5,574	7,807	2,458	1,146	1,178	18,163
Goodwill impairment	0	(23)	0	0	0	(23)
Restructuring expenses	(109)	(327)	(21)	(16)	(60)	(533)
Major litigation provisions	(306)	(232)	0	0	(761)	(1,299)
Expenses related to real estate disposals	(3)	(20)	0	(1)	0	(24)
Expenses related to equity investment in Allfunds Group	(2)	0	0	0	0	(2)
Archegos	0	(40)	0	0	0	(40)
Adjusted total operating expenses	5,154	7,165	2,437	1,129	357	16,242
Income/(loss) before taxes	(631)	(3,116)	1,545	146	(1,202)	(3,258)
Adjusted income/(loss) before taxes	249	(2,699)	1,429	171	(399)	(1,249)
Adjusted economic profit	(526)	(3,497)	280	78	–	(5,089)
Adjusted return on tangible equity (%)	–	–	–	–	–	(12.3)
2021 (CHF million)
Net revenues	7,031	9,908	4,316	1,508	(67)	22,696
Real estate (gains)/losses	(19)	0	(213)	0	0	(232)
(Gains)/losses on business sales	24	0	0	0	5	29
Major litigation recovery	(49)	0	0	0	0	(49)
Valuation adjustment related to major litigation	0	0	0	0	69	69
(Gain)/loss on equity investment in Allfunds Group	(622)	0	0	0	0	(622)
(Gain)/loss on equity investment in SIX Group AG	35	0	35	0	0	70
Impairment on York Capital Management	0	0	0	113	0	113
Archegos	0	470	0	0	0	470
Adjusted net revenues	6,400	10,378	4,138	1,621	7	22,544
Provision for credit losses	0	4,209	4	0	(8)	4,205
Archegos	0	(4,307)	0	0	0	(4,307)
Adjusted provision for credit losses	0	(98)	4	0	(8)	(102)
Total operating expenses	4,724	9,172	2,394	1,146	1,655	19,091
Goodwill impairment	–	(1,623)	–	–	–	(1,623)
Restructuring expenses	(19)	(71)	(11)	(3)	1	(103)
Major litigation provisions	(62)	(149)	0	0	(1,010)	(1,221)
Expenses related to real estate disposals	(7)	(44)	(4)	(1)	0	(56)
Expenses related to equity investment in Allfunds Group	(20)	0	0	0	0	(20)
Archegos	0	(26)	0	0	5	(21)
Adjusted total operating expenses	4,616	7,259	2,379	1,142	651	16,047
Income/(loss) before taxes	2,307	(3,473)	1,918	362	(1,714)	(600)
Adjusted income/(loss) before taxes	1,784	3,217	1,755	479	(636)	6,599
Adjusted economic profit	578	670	506	304	–	808
Adjusted return on tangible equity (%)	–	–	–	–	–	11.2

Wealth Management
In 4Q22, we reported a loss before taxes of CHF 199 million and net revenues of CHF 1,144 million. For 2022, we reported a loss before taxes of CHF 631 million and net revenues of CHF 4,952 million.
Results summary
4Q22 results
In 4Q22, we reported a loss before taxes of CHF 199 million compared to income before taxes of CHF 157 million in 4Q21. Net revenues of CHF 1,144 million decreased 17%, mainly reflecting lower net interest income, lower transaction- and performance-based revenues and lower recurring commissions and fees. We recorded a release of provision for credit losses of CHF 11 million compared to a release of provision for credit losses of CHF 7 million in 4Q21. Total operating expenses of CHF 1,354 million increased 10%, mainly driven by restructuring costs of CHF 73 million in 4Q22 and higher general and administrative expenses.
We reported a loss before taxes of CHF 199 million compared to income before taxes of CHF 21 million in 3Q22. Net revenues decreased 16%, reflecting lower net interest income, lower transaction- and performance-based revenues and lower recurring commissions and fees, partially offset by higher other revenues. We recorded a release of provision for credit losses of CHF 11 million compared to a provision for credit losses of CHF 7 million in 3Q22. Total operating expenses were stable, mainly driven by higher compensation and benefits and higher restructuring costs offset by lower general and administrative expenses.
2022 results
In 2022, we reported a loss before taxes of CHF 631 million compared to income before taxes of CHF 2,307 million in 2021. Net revenues of CHF 4,952 million decreased 30% compared to 2021, mainly driven by lower other revenues, lower transaction- and performance-based revenues and lower recurring commissions and fees. Other revenues in 2022 included losses on the equity investment in Allfunds Group of CHF 586 million and a loss on the equity investment in SIX Swiss Exchange (SIX) of CHF 17 million, partially offset by gains on the sale of real estate of CHF 142 million. Other revenues in 2021 included a gain on the equity investment in Allfunds Group of CHF 622 million, an insurance claim refund of CHF 49 million relating to a major litigation case pertaining to the settled external asset manager matter and a gain on the sale of real estate of CHF 19 million, partially offset by a loss on the equity investment in SIX of CHF 35 million and losses on the sale of businesses of CHF 24 million. In 2022, we recorded a provision for credit losses of CHF 9 million on a net loan portfolio of CHF 78.0 billion, compared to a provision for credit losses of CHF 0 million on a net loan portfolio of CHF 103.0 billion in 2021. Total operating expenses of CHF 5,574 million increased 18% compared to 2021, primarily driven by higher general and administrative expenses, including higher litigation expenses and an impairment of IT-related assets, and restructuring expenses of CHF 109 million in 2022.
Divisional results
	in / end of			% change		in / end of		% change
	4Q22	3Q22	4Q21	QoQ	YoY	2022	2021	YoY
Statements of operations (CHF million)
Net revenues	1,144	1,365	1,377	(16)	(17)	4,952	7,031	(30)
Provision for credit losses	(11)	7	(7)	–	57	9	0	–
Compensation and benefits	714	611	700	17	2	2,848	2,766	3
General and administrative expenses	496	638	435	(22)	14	2,301	1,571	46
Commission expenses	71	77	85	(8)	(16)	316	368	(14)
Restructuring expenses	73	11	7	–	–	109	19	474
Total other operating expenses	640	726	527	(12)	21	2,726	1,958	39
Total operating expenses	1,354	1,337	1,227	1	10	5,574	4,724	18
Income/(loss) before taxes	(199)	21	157	–	–	(631)	2,307	–
Economic profit (CHF million)	(316)	(168)	(68)	88	365	(1,186)	969	–
Statement of operations metrics
Return on regulatory capital (%)	(7.2)	0.7	5.1	–	–	(5.4)	18.4	–
Cost/income ratio (%)	118.4	97.9	89.1	–	–	112.6	67.2	–

Capital and leverage metrics
As of the end of 4Q22, we reported RWA of CHF 54.5 billion, a decrease of CHF 8.8 billion compared to the end of 3Q22, mainly due to movements in risk levels in credit risk, driven by a decrease in lending exposures and a decrease in equity exposures related to the sale of our investment in Allfunds Group, and the foreign exchange impact. Leverage exposure of CHF 179.4 billion was CHF 52.0 billion lower compared to the end of 3Q22, mainly driven by a decrease in high-quality liquid assets (HQLA), reflecting a decrease in cash held at central banks as a result of deposit outflows the Group experienced in 4Q22, and lower business usage.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q22	3Q22	4Q21	QoQ	YoY	2022	2021	YoY
Net revenue detail (CHF million)
Net interest income	416	615	502	(32)	(17)	2,103	2,110	0
Recurring commissions and fees	360	382	432	(6)	(17)	1,570	1,813	(13)
Transaction- and performance-based revenues	331	357	413	(7)	(20)	1,744	2,481	(30)
Other revenues	37	11	30	236	23	(465)	627	–
Net revenues	1,144	1,365	1,377	(16)	(17)	4,952	7,031	(30)
Balance sheet statistics (CHF million)
Total assets	150,411	201,828	201,326	(25)	(25)	150,411	201,326	(25)
Net loans	77,968	89,295	102,993	(13)	(24)	77,968	102,993	(24)
Risk-weighted assets	54,549	63,344	59,974	(14)	(9)	54,549	59,974	(9)
Leverage exposure	179,378	231,357	233,228	(22)	(23)	179,378	233,228	(23)
Margins on assets under management (annualized) (bp)
Gross margin [1]	79	83	73	–	–	75	94	–
Net margin [2]	(14)	1	8	–	–	(10)	31	–
Number of relationship managers
Number of relationship managers	1,790	1,880	1,890	(5)	(5)	1,790	1,890	(5)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Reconciliation of adjustment items
	Wealth Management
in	4Q22	3Q22	4Q21	2022		2021
Results (CHF million)
Net revenues	1,144	1,365	1,377	4,952		7,031
Real estate (gains)/losses	(122)	0	(19)	(147)	[1]	(19)
(Gains)/losses on business sales	0	0	(17)	4		24
Major litigation recovery	0	0	0	0		(49)
(Gain)/loss on equity investment in Allfunds Group	75	(10)	(31)	586		(622)
(Gain)/loss on equity investment in SIX Group AG	10	0	35	17		35
Adjusted net revenues	1,107	1,355	1,345	5,412		6,400
Provision for credit losses	(11)	7	(7)	9		0
Total operating expenses	1,354	1,337	1,227	5,574		4,724
Restructuring expenses	(73)	(11)	(7)	(109)		(19)
Major litigation provisions	(6)	(54)	(3)	(306)		(62)
Expenses related to real estate disposals	0	(2)	(3)	(3)		(7)
Expenses related to equity investment in Allfunds Group	(2)	0	0	(2)		(20)
Adjusted total operating expenses	1,273	1,270	1,214	5,154		4,616
Income/(loss) before taxes	(199)	21	157	(631)		2,307
Adjusted income/(loss) before taxes	(155)	78	138	249		1,784
Adjusted economic profit	(282)	(126)	(82)	(526)		578
Adjusted return on regulatory capital (%)	(5.5)	2.5	4.5	2.1		14.2
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
1 Of which CHF 142 million is reflected in other revenues and CHF 5 million is reflected in transaction- and performance-based revenues.

Results details
Net revenues
Compared to 4Q21, net revenues of CHF 1,144 million decreased 17%, reflecting lower net interest income, lower transaction- and performance-based revenues and lower recurring commissions and fees, partially offset by higher other revenues. Net interest income of CHF 416 million decreased 17%, mainly reflecting lower loan margins on lower average loan volumes, lower funding benefits and higher funding costs due to significant deposit outflows and higher costs related to interest rate management. These results were partially offset by the impact of higher deposit margins despite the significantly lower average deposit volumes. Transaction- and performance-based revenues of CHF 331 million decreased 20%, mainly driven by lower client activity and lower corporate advisory fees. Transaction-based revenues in 4Q22 included mark-to-market losses of CHF 31 million on the fair valued portfolio related to APAC Financing Group. Recurring commissions and fees of CHF 360 million decreased 17%, adversely impacted by the lower average assets under management, and mainly reflected in lower investment product fees, lower discretionary mandate fees, lower security account and custody services fees and lower investment advisory fees. Other revenues of CHF 37 million in 4Q22 included a gain on the sale of real estate of CHF 122 million, partially offset by a loss on the equity investment in Allfunds Group of CHF 75 million and a loss on the equity investment in SIX of CHF 10 million. Other revenues of CHF 30 million in 4Q21 included a gain on the equity investment in Allfunds Group of CHF 31 million, a gain on the sale of real estate of CHF 19 million, gains on the sale of businesses of CHF 17 million, partially offset by a loss on the equity investment in SIX of CHF 35 million.
Compared to 3Q22, net revenues decreased 16%, mainly reflecting lower net interest income, lower transaction- and performance-based revenues and lower recurring commissions and fees, partially offset by higher other revenues. Net interest income decreased 32%, mainly reflecting lower funding benefits and higher funding costs due to the significant deposit outflows, lower loan margins on lower average loan volumes, the significantly lower average deposit volumes despite higher deposit margins and the higher costs related to interest rate management. Transaction- and performance-based revenues decreased 7%, mainly reflecting lower client activity and lower corporate advisory fees. Recurring commissions and fees decreased 6%, mainly reflecting lower discretionary mandate fees. Other revenues of CHF 37 million in 4Q22 included the gain on the sale of real estate, the loss on the equity investment in Allfunds Group and the loss on the equity investment in SIX. Other revenues of CHF 11 million in 3Q22 included a gain on the equity investment in Allfunds Group of CHF 10 million.
> Refer to “Outflows in assets under management in 4Q22” in Credit Suisse for further information.
Provision for credit losses
The loan portfolio is comprised of lombard lending, mortgages, ship finance, export finance, aviation and yacht finance and structured lending.
In 4Q22, we recorded a release of provision for credit losses of CHF 11 million compared to a release of provision for credit losses of CHF 7 million in 4Q21 and a provision for credit losses of CHF 7 million in 3Q22.
Total operating expenses
Compared to 4Q21, total operating expenses of CHF 1,354 million increased 10%, mainly driven by restructuring costs of CHF 73 million in 4Q22 and higher general and administrative expenses. General and administrative expenses of CHF 496 million increased 14%, mainly driven by higher allocated corporate function costs, higher expenses related to information technology (IT) and higher litigation expenses. Compensation and benefits of CHF 714 million increased 2%, reflecting higher allocated corporate function costs.
Compared to 3Q22, total operating expenses were stable, mainly reflecting higher compensation and benefits and higher restructuring costs, offset by lower general and administrative expenses. Compensation and benefits increased 17%, primarily driven by the impact of discretionary compensation expense adjustments in 3Q22. General and administrative expenses decreased 22%, mainly reflecting lower expenses related to IT, as 3Q22 included an impairment of IT-related assets of CHF 145 million following a review of the Wealth Management technology and platform strategy, as well as lower litigation expenses.
Margins
Our gross margin was 79 basis points in 4Q22, an increase of six basis points compared to 4Q21, mainly driven by a 22.7% decrease in average assets under management, partially offset by lower net interest income, lower transaction- and performance-based revenues and lower recurring commissions and fees. Compared to 3Q22, our gross margin was four basis points lower, mainly reflecting lower net interest income, partially offset by a 11.3% decrease in average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was negative 14 basis points in 4Q22, a decrease of 22 basis points compared to 4Q21, mainly reflecting lower net revenues and higher total operating expenses. Compared to 3Q22, our net margin was 15 basis points lower, mainly reflecting the lower net revenues.

Assets under management
As of the end of 4Q22, assets under management of CHF 540.5 billion were CHF 94.9 billion lower compared to the end of 3Q22, mainly driven by significant net asset outflows. Net asset outflows of CHF 92.7 billion were driven by outflows across all regions. Approximately two-thirds of the outflows were concentrated in October 2022. The outflows in 4Q22 had reduced substantially in the rest of the quarter from the elevated levels of early 4Q22 but had not reversed.
As of the end of 2022, assets under management of CHF 540.5 billion were CHF 202.1 billion lower compared to the end of 2021, mainly driven by significant net asset outflows, unfavorable market movements and structural effects, including reclassifications of CHF 17.6 billion related to the sanctions imposed in connection with Russia’s invasion of Ukraine. Net asset outflows of CHF 95.7 billion were driven by outflows across all regions and reflected the significant outflows in 4Q22.
> Refer to “Outflows in assets under management in 4Q22” in Credit Suisse for further information.
Assets under management
	in / end of			% change		in / end of		% change
	4Q22	3Q22	4Q21	QoQ	YoY	2022	2021	YoY
Assets under management (CHF billion)
Assets under management	540.5	635.4	742.6	(14.9)	(27.2)	540.5	742.6	(27.2)
Average assets under management	583.0	657.1	754.6	(11.3)	(22.7)	664.5	749.2	(11.3)
Assets under management by currency (CHF billion)
USD	257.4	318.3	366.6	(19.1)	(29.8)	257.4	366.6	(29.8)
EUR	106.7	112.4	143.1	(5.1)	(25.4)	106.7	143.1	(25.4)
CHF	62.2	64.1	78.6	(3.0)	(20.9)	62.2	78.6	(20.9)
Other	114.2	140.6	154.3	(18.8)	(26.0)	114.2	154.3	(26.0)
Assets under management	540.5	635.4	742.6	(14.9)	(27.2)	540.5	742.6	(27.2)
Movements in assets under management (CHF billion)
Net new assets/(net asset outflows)	(92.7)	(6.4)	(2.9)	–	–	(95.7)	10.5	–
Other effects	(2.2)	(19.7)	(15.1)	–	–	(106.4)	25.2	–
of which market movements	12.3	(19.7)	6.8	–	–	(80.7)	30.0	–
of which foreign exchange	(13.1)	1.1	(18.9)	–	–	0.5	6.7	–
of which other	(1.4)	(1.1)	(3.0)	–	–	(26.2)	(11.5)	–
Increase/(decrease) in assets under management	(94.9)	(26.1)	(18.0)	–	–	(202.1)	35.7	–
Movements in assets under management (annualized) (%)
Net new assets/(net asset outflows)	(58.4)	(3.9)	(1.5)	–	–	(12.9)	1.5	–
Other effects	(1.3)	(11.9)	(8.0)	–	–	(14.3)	3.6	–
Increase/(decrease) in assets under management (annualized)	(59.7)	(15.8)	(9.5)	–	–	(27.2)	5.1	–
Movements in assets under management (rolling four-quarter average) (%)
Net new assets/(net asset outflows)	(12.9)	(0.8)	1.5	–	–	–	–	–
Other effects	(14.3)	(15.7)	3.6	–	–	–	–	–
Increase/(decrease) in assets under management (rolling four-quarter average)	(27.2)	(16.5)	5.1	–	–	–	–	–

Investment Bank
In 4Q22, we reported a loss before taxes of CHF 1,458 million compared to a loss of CHF 1,988 million in 4Q21. Net revenues of CHF 454 million decreased 73% compared to 4Q21, reflecting declines across most businesses due to continued volatile market conditions and the impact of accelerated deleveraging in light of our strategic actions and in response to the Group’s significant deposit outflows in 4Q22. For 2022, we reported a loss before taxes of CHF 3,116 million and net revenues of CHF 4,607 million.
Results summary
4Q22 results
In 4Q22, we reported a loss before taxes of CHF 1,458 million compared to a loss of CHF 1,988 million in 4Q21. Net revenues of CHF 454 million decreased 73% compared to 4Q21, driven by significantly reduced fixed income and equity sales and trading revenues and capital markets revenues. In 4Q22, we recorded provision for credit losses of CHF 23 million compared to a release of CHF 7 million in 4Q21. Total operating expenses of CHF 1,889 million decreased 48% compared to 4Q21, which included a goodwill impairment charge of CHF 1,623 million. In light of our strategic actions, total operating expenses included CHF 201 million of restructuring expenses in 4Q22. Adjusted total operating expenses decreased 11% compared to 4Q21.
Our 4Q22 loss before taxes of CHF 1,458 million compared to a loss of CHF 666 million in 3Q22. Net revenues decreased 59%, primarily due to reduced fixed income and equities sales and trading revenues, particularly in securitized products and equity derivatives. We recorded provision for credit losses of CHF 23 million compared to a release of CHF 6 million in 3Q22. Total operating expenses increased 6%, primarily reflecting higher restructuring expenses. Adjusted total operating expenses decreased 5% compared to 3Q22.
2022 results
In 2022, we reported a loss before taxes of CHF 3,116 million compared to a loss of CHF 3,473 million in 2021. Net revenues of CHF 4,607 million decreased 54% compared to 2021, primarily driven by significantly lower capital markets and fixed income and equity sales and trading revenues. Market conditions, particularly in capital markets, were characterized by geopolitical and macroeconomic uncertainty resulting in higher levels of volatility for equity and interest rates, widened credit spreads and high levels of inflation. In addition, results also reflected the impact of accelerated deleveraging in light of our strategic actions and in response to the Group’s significant deposit outflows in 4Q22.
Divisional results
	in / end of			% change		in / end of		% change
	4Q22	3Q22	4Q21	QoQ	YoY	2022	2021	YoY
Statements of operations (CHF million)
Net revenues	454	1,106	1,666	(59)	(73)	4,607	9,908	(54)
Provision for credit losses	23	(6)	(7)	–	–	(84)	4,209	–
Compensation and benefits	787	860	953	(8)	(17)	3,835	3,892	(1)
General and administrative expenses	809	765	941	6	(14)	3,145	3,017	4
Commission expenses	92	123	119	(25)	(23)	477	569	(16)
Goodwill impairment	0	0	1,623	–	(100)	23	1,623	(99)
Restructuring expenses	201	30	25	–	–	327	71	361
Total other operating expenses	1,102	918	2,708	20	(59)	3,972	5,280	(25)
Total operating expenses	1,889	1,778	3,661	6	(48)	7,807	9,172	(15)
Loss before taxes	(1,458)	(666)	(1,988)	119	(27)	(3,116)	(3,473)	(10)
Economic profit	(1,420)	(873)	(1,897)	63	(25)	(3,810)	(4,347)	(12)
Statement of operations metrics
Return on regulatory capital (%)	(40.0)	(16.1)	(44.5)	–	–	(18.9)	(17.6)	–
Cost/income ratio (%)	416.1	160.8	219.7	–	–	169.5	92.6	–

Fixed income sales and trading revenues decreased 44% compared to 2021, reflecting reduced revenues in securitized products, global credit products and emerging markets, partially offset by higher macro revenues. Equity sales and trading revenues decreased 39%, driven by lower equity derivatives revenues compared to a strong 2021 and lower cash trading volumes, particularly in Asia Pacific and Europe, Middle East and Africa, partially offset by higher prime services revenues, as 2021 included a loss related to Archegos. Capital markets revenues decreased 79% compared to a strong 2021, reflecting lower issuance activity across products due to challenging market conditions and high levels of volatility. Advisory and other fees decreased 23%, reflecting lower revenues from completed mergers and acquisitions (M&A) transactions. In 2022, we recorded a release of provision for credit losses of CHF 84 million compared to provision for credit losses of CHF 4,209 million in 2021, which was driven by a charge of CHF 4,307 million in respect of the failure by Archegos to meet its margin commitments. Total operating expenses of CHF 7,807 million decreased 15% compared to 2021, which included a goodwill impairment charge of CHF 1,623 million. Adjusted total operating expenses were stable compared to 2021.
Capital and leverage metrics
As of the end of 4Q22, RWA of USD 80.2 billion decreased USD 4.1 billion compared to the end of 3Q22, mainly in credit risk, driven by deleveraging resulting from the significant deposit outflows the Group experienced in 4Q22 and business reductions. Leverage exposure of USD 228.8 billion decreased USD 95.1 billion compared to the end of 3Q22, due to lower HQLA reflecting reductions in cash held at central banks and reductions in non-cash HQLA relating to the significant deposit outflows and business reductions.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q22	3Q22	4Q21	QoQ	YoY	2022	2021	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	80	547	460	(85)	(83)	1,968	3,525	(44)
Equity sales and trading	18	239	370	(92)	(95)	1,091	1,792	(39)
Capital markets	192	96	535	100	(64)	756	3,589	(79)
Advisory and other fees	169	225	303	(25)	(44)	781	1,014	(23)
Other revenues [1]	(5)	(1)	(2)	400	150	11	(12)	–
Net revenues	454	1,106	1,666	(59)	(73)	4,607	9,908	(54)
Balance sheet statistics (CHF million)
Total assets	146,846	237,127	274,112	(38)	(46)	146,846	274,112	(46)
Net loans	27,324	30,492	26,291	(10)	4	27,324	26,291	4
Risk-weighted assets	74,160	82,529	84,313	(10)	(12)	74,160	84,313	(12)
Risk-weighted assets (USD)	80,179	84,273	92,193	(5)	(13)	80,179	92,193	(13)
Leverage exposure	211,601	317,149	347,774	(33)	(39)	211,601	347,774	(39)
Leverage exposure (USD)	228,776	323,852	380,278	(29)	(40)	228,776	380,278	(40)
1 Other revenues include treasury funding costs and changes in the carrying value of certain investments.

Reconciliation of adjustment items
	Investment Bank
in	4Q22	3Q22	4Q21	2022	2021
Results (CHF million)
Net revenues	454	1,106	1,666	4,607	9,908
Real estate (gains)/losses	0	0	0	(53)	0
Archegos	0	0	0	(17)	470
Adjusted net revenues	454	1,106	1,666	4,537	10,378
Provision for credit losses	23	(6)	(7)	(84)	4,209
Archegos	0	0	5	155	(4,307)
Adjusted provision for credit losses	23	(6)	(2)	71	(98)
Total operating expenses	1,889	1,778	3,661	7,807	9,172
Goodwill impairment	0	0	(1,623)	(23)	(1,623)
Restructuring expenses	(201)	(30)	(25)	(327)	(71)
Major litigation provisions	(41)	0	(149)	(232)	(149)
Expenses related to real estate disposals	0	(12)	(8)	(20)	(44)
Archegos	(8)	(8)	(19)	(40)	(26)
Adjusted total operating expenses	1,639	1,728	1,837	7,165	7,259
Income/(loss) before taxes	(1,458)	(666)	(1,988)	(3,116)	(3,473)
Adjusted income/(loss) before taxes	(1,208)	(616)	(169)	(2,699)	3,217
Adjusted economic profit	(1,233)	(835)	(533)	(3,497)	670
Adjusted return on regulatory capital (%)	(33.0)	(14.9)	(3.8)	(16.4)	16.9
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results details
Fixed income sales and trading
In 4Q22, fixed income revenues of CHF 80 million decreased 83% compared to 4Q21, reflecting lower revenues across securitized products and global credit products in light of our strategic actions to deleverage the portfolio and in response to the Group’s significant deposit outflows in 4Q22. We also experienced difficult market conditions, which were characterized by widened credit spreads and increased interest rates volatility. Securitized products revenues decreased significantly, driven by lower revenues across products, as we reduced inventory and announced the sale of a significant portion of the overall portfolio. Global credit products revenues decreased significantly, reflecting lower leveraged finance and investment grade trading revenues as we reduced inventory in light of our strategic actions. This was partially offset by higher emerging markets revenues and higher trading, financing and structured credit revenues. In addition, macro products revenues increased, primarily driven by higher client activity in our rates businesses as a result of central bank actions, partially offset by reduced foreign exchange revenues.
Compared to 3Q22, fixed income revenues decreased 85%, reflecting lower revenues across securitized products and global credit products, partially offset by increased macro products and emerging markets revenues. Securitized products revenues decreased significantly, driven by reduced asset finance revenues and lower agency and non-agency trading activity, as we reduced inventory and announced the sale of a significant portion of the overall portfolio. Global credit products revenues decreased significantly, due to lower investment grade and leveraged finance trading revenues, as we reduced inventory in light of our strategic actions. These declines were partially offset by higher macro products revenues, reflecting higher revenues in our rates businesses, partially offset by reduced foreign exchange revenues. In addition, emerging markets revenues increased.
Equity sales and trading
In 4Q22, equity sales and trading revenues of CHF 18 million decreased 95% compared to 4Q21, driven by lower equity derivatives, cash equities and prime services revenues. Equity derivatives revenues decreased significantly compared to a strong 4Q21, driven by a decline in structured equity derivatives revenues due to reduced client activity, including as a result of the Group’s credit rating downgrades, and lower corporate derivatives revenues in light of our strategic actions. Cash equities revenues decreased due to lower secondary trading revenues across regions. In addition, prime services revenues decreased significantly, consistent with a decline in client balances, reflecting the substantially completed exit of the franchise.
Compared to 3Q22, equity sales and trading revenues decreased 92%, reflecting lower revenues across equity derivatives and cash equities driven by lower client activity. Equity derivatives revenues decreased significantly, driven by lower corporate derivatives revenues and reduced structured equity derivatives revenues in light of our strategic actions and as a result of the Group’s credit rating downgrades. In addition, cash equities revenues decreased, driven by reduced trading revenues across regions. Prime services revenues remained subdued.
Capital markets
In 4Q22, capital markets revenues of CHF 192 million decreased 64% compared to 4Q21, reflecting significantly lower street fees across products and challenging market conditions, including high levels of volatility. Debt capital markets revenues decreased significantly, reflecting reduced issuance activity, particularly in leveraged finance due to challenging market conditions. In addition, equity capital markets revenues decreased significantly, reflecting significantly lower initial public offerings and follow-on issuance activity.
Compared to 3Q22, capital markets revenues increased 100%, driven by higher equity capital markets revenues and higher leveraged finance revenues. Equity capital markets revenues increased due to higher issuance activity. This was partially offset by reduced debt capital markets revenues, particularly in investment grade.
Advisory and other fees
In 4Q22, advisory revenues of CHF 169 million decreased 44% compared to a strong 4Q21, driven by lower revenues from completed M&A transactions, reflecting reduced industry-wide deal closings.
Compared to 3Q22, advisory revenues decreased 25%, reflecting reduced revenues from completed M&A transactions.

Provision for credit losses
In 4Q22, we recorded a provision for credit losses of CHF 23 million compared to a release of CHF 7 million in 4Q21 and compared to a release of CHF 6 million in 3Q22. The provision for credit losses in 4Q22 reflected higher specific provisions for expected credit losses.
Total operating expenses
In 4Q22, total operating expenses of CHF 1,889 million decreased 48% compared to 4Q21, which included a goodwill impairment charge of CHF 1,623 million. Adjusted total operating expenses decreased 11% compared to 4Q21, reflecting reduced compensation and benefits and general and administrative expenses. Compensation and benefits of CHF 787 million decreased 17%, reflecting reduced deferred compensation expenses from prior year awards and discretionary compensation expenses, partially offset by higher salary expenses. General and administrative expenses of CHF 809 million decreased 14%, mainly reflecting lower litigation expenses. In 4Q22, we incurred restructuring expenses of CHF 201 million.
Compared to 3Q22, total operating expenses increased 6%, primarily due to increased restructuring expenses. Adjusted total operating expenses decreased 5% compared to 3Q22. Compensation and benefits decreased 8%, primarily driven by lower deferred compensation expenses from prior year awards, reflecting a downward adjustment to performance share awards as a result of the full year divisional loss, as well as forfeitures relating to staff departures, partially offset by discretionary compensation expense adjustments in 3Q22 and higher salary expenses. General and administrative expenses increased 6%, reflecting higher litigation expenses.
Investment banking & capital markets fees
In order to reflect the performance and capabilities of the capital markets and advisory business and for enhanced comparability versus peers, the table below shows advisory, debt capital markets and equity capital markets fees in US dollar terms. Fees are defined as gross revenues generated from advisory and capital markets activity as well as derivatives in connection with such activity, before allocated funding costs, and excludes mark-to-market movements in debt underwriting, including leveraged finance.
	in			% change		in		% change
	4Q22	3Q22	4Q21	QoQ	YoY	2022	2021	YoY
Investment banking & capital markets fees (USD million)
Advisory	187	245	348	(24)	(46)	849	1,168	(27)
Debt capital markets [1]	169	153	288	10	(41)	851	1,979	(57)
Equity capital markets	100	82	281	22	(64)	379	1,921	(80)
Investment banking & capital markets fees	456	480	917	(5)	(50)	2,079	5,068	(59)
1 Excludes mark-to-market movements of USD (50) million in 4Q22, USD (120) million in 3Q22, USD (417) million in 2022 and USD 34 million in 2021.

Swiss Bank
In 4Q22, we reported income before taxes of CHF 289 million compared to income before taxes of CHF 607 million in 4Q21. Net revenues of CHF 972 million decreased 20% compared to 4Q21, primarily reflecting lower other revenues and lower net interest income. For 2022, we reported income before taxes of CHF 1,545 million and net revenues of CHF 4,093 million.
Results summary
4Q22 results
In 4Q22, income before taxes of CHF 289 million decreased 52% compared to 4Q21. Net revenues of CHF 972 million decreased 20%, mainly reflecting lower other revenues and lower net interest income. Other revenues in 4Q22 included gains on the sale of real estate of CHF 51 million, partially offset by a loss on the equity investment in SIX of CHF 10 million. Other revenues in 4Q21 included gains on the sale of real estate of CHF 205 million, partially offset by a loss on the equity investment in SIX of CHF 35 million. Provision for credit losses was CHF 28 million compared to a release of provision for credit losses of CHF 4 million in 4Q21. Total operating expenses of CHF 655 million increased 8%, mainly reflecting higher compensation and benefits, partially offset by lower general and administrative expenses.
Compared to 3Q22, income before taxes decreased 25%. Net revenues were stable, with higher other revenues offset by lower recurring commissions and fees as well as lower transaction-based revenues. Other revenues in 4Q22 included the gains on the sale of real estate, partially offset by the loss on the equity investment in SIX. Provision for credit losses was CHF 28 million compared to CHF 21 million in 3Q22. Total operating expenses increased 17%, primarily reflecting higher compensation and benefits.
2022 results
In 2022, income before taxes of CHF 1,545 million decreased 19% compared to 2021. Net revenues of CHF 4,093 million decreased 5% compared to 2021, mainly due to lower net interest income, lower transaction-based revenues and lower other revenues. Other revenues in 2022 included gains on the sale of real estate of CHF 148 million, partially offset by a loss on the equity investment in SIX of CHF 17 million. Other revenues in 2021 included gains on the sale of real estate of CHF 213 million, partially offset by a loss on the equity investment in SIX of CHF 35 million. Provision for credit losses was CHF 90 million in 2022 on a net loan portfolio of CHF 157.9 billion, compared to CHF 4 million provision for credit losses on a net loan portfolio of CHF 161.2 billion in 2021. Total operating expenses of CHF 2,458 million increased 3%, mainly reflecting higher general and administrative expenses with stable compensation and benefits.
Divisional results
	in / end of			% change		in / end of		% change
	4Q22	3Q22	4Q21	QoQ	YoY	2022	2021	YoY
Statements of operations (CHF million)
Net revenues	972	962	1,209	1	(20)	4,093	4,316	(5)
Provision for credit losses	28	21	(4)	33	–	90	4	–
Compensation and benefits	393	306	331	28	19	1,455	1,438	1
General and administrative expenses	221	218	240	1	(8)	861	821	5
Commission expenses	30	28	34	7	(12)	121	124	(2)
Restructuring expenses	11	6	1	83	–	21	11	91
Total other operating expenses	262	252	275	4	(5)	1,003	956	5
Total operating expenses	655	558	606	17	8	2,458	2,394	3
Income before taxes	289	383	607	(25)	(52)	1,545	1,918	(19)
Economic profit (CHF million)	24	88	256	(73)	(91)	367	629	(42)
Statement of operations metrics
Return on regulatory capital (%)	9.0	11.5	18.3	–	–	11.8	14.2	–
Cost/income ratio (%)	67.4	58.0	50.1	–	–	60.1	55.5	–

Capital and leverage metrics
As of the end of 4Q22, we reported RWA of CHF 69.1 billion, CHF 2.4 billion lower compared to the end of 3Q22, mainly reflecting movements in risk levels in credit risk, primarily relating to a decrease in lending exposures. Leverage exposure of CHF 220.0 billion decreased CHF 20.1 billion compared to the end of 3Q22, primarily reflecting lower HQLA, reflecting a decrease in cash held at central banks as a result of deposit outflows the Group experienced in 4Q22.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q22	3Q22	4Q21	QoQ	YoY	2022	2021	YoY
Net revenue detail (CHF million)
Net interest income	523	525	587	0	(11)	2,219	2,345	(5)
Recurring commissions and fees	300	323	332	(7)	(10)	1,293	1,302	(1)
Transaction-based revenues	113	121	138	(7)	(18)	508	561	(9)
Other revenues	36	(7)	152	–	(76)	73	108	(32)
Net revenues	972	962	1,209	1	(20)	4,093	4,316	(5)
Balance sheet statistics (CHF million)
Total assets	197,059	216,135	221,478	(9)	(11)	197,059	221,478	(11)
Net loans	157,906	160,947	161,229	(2)	(2)	157,906	161,229	(2)
Risk-weighted assets	69,090	71,445	68,764	(3)	0	69,090	68,764	0
Leverage exposure	220,026	240,153	247,509	(8)	(11)	220,026	247,509	(11)
Margins on assets under management (annualized) (bp)
Gross margin [1]	73	71	82	–	–	73	74	–
Net margin [2]	22	28	41	–	–	28	33	–
Number of relationship managers
Number of relationship managers	1,670	1,660	1,630	1	2	1,670	1,630	2
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Reconciliation of adjustment items
	Swiss Bank
in	4Q22	3Q22	4Q21	2022	2021
Results (CHF million)
Net revenues	972	962	1,209	4,093	4,316
Real estate (gains)/losses	(51)	0	(205)	(148)	(213)
(Gain)/loss on equity investment in SIX Group AG	10	0	35	17	35
(Gain)/loss on equity investment in Pfandbriefbank	0	(6)	0	(6)	0
Adjusted net revenues	931	956	1,039	3,956	4,138
Provision for credit losses	28	21	(4)	90	4
Total operating expenses	655	558	606	2,458	2,394
Restructuring expenses	(11)	(6)	(1)	(21)	(11)
Expenses related to real estate disposals	0	0	0	0	(4)
Adjusted total operating expenses	644	552	605	2,437	2,379
Income before taxes	289	383	607	1,545	1,918
Adjusted income before taxes	259	383	438	1,429	1,755
Adjusted economic profit	1	88	129	280	506
Adjusted return on regulatory capital (%)	8.1	11.5	13.2	10.9	13.0
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results details
Net revenues
Compared to 4Q21, net revenues of CHF 972 million decreased 20%, mainly reflecting lower other revenues and lower net interest income. Other revenues in 4Q22 included gains on the sale of real estate of CHF 51 million, partially offset by a loss on the equity investment in SIX of CHF 10 million. Other revenues in 4Q21 included gains on the sale of real estate of CHF 205 million, partially offset by a loss on the equity investment in SIX of CHF 35 million. Net interest income of CHF 523 million decreased 11%, primarily driven by lower treasury revenues, mainly reflecting lower Swiss National Bank (SNB) threshold benefits from the SNB increase of interest rates, and lower loan margins on stable average loan volumes, partially offset by higher deposit margins on lower average deposit volumes. Recurring commissions and fees of CHF 300 million decreased 10%, mainly driven by lower security account and custody services fees, lower investment product management fees, lower discretionary mandate management fees, lower investment advisory fees as well as lower banking services fees. Transaction-based revenues of CHF 113 million decreased 18%, reflecting losses on equity investments in 4Q22 as well as lower brokerage and product issuing fees. 4Q21 included a gain on the sale of an equity investment.
Compared to 3Q22, net revenues were stable, with higher other revenues offset by lower recurring commissions and fees as well as lower transaction-based revenues. Other revenues in 4Q22 included the gains on the sale of real estate, partially offset by the loss on the equity investment in SIX. Recurring commissions and fees decreased 7%, mainly driven by lower fees from lending activities, lower revenues from our investment in Swisscard, lower banking services fees as well as lower discretionary mandate management fees. Transaction-based revenues decreased 7%, mainly reflecting the losses on equity investments in 4Q22. Net interest income was stable, with lower loan margins on stable average loan volumes and lower treasury revenues, offset by higher deposit margins on lower average deposit volumes.
Provision for credit losses
The loan portfolio is substantially comprised of residential mortgages in Switzerland, loans secured by real estate, securities and other financial collateral as well as unsecured loans to commercial clients and, to a lesser extent, consumer finance loans.
In 4Q22, we recorded provision for credit losses of CHF 28 million compared to a release of provision for credit losses of CHF 4 million in 4Q21 and provision for credit losses of CHF 21 million in 3Q22. The provisions in 4Q22 mainly included specific provisions reflecting several individual cases across various industries and specific provisions related to our consumer finance business.
Total operating expenses
Compared to 4Q21, total operating expenses of CHF 655 million increased 8%, mainly reflecting higher compensation and benefits, partially offset by lower general and administrative expenses. Compensation and benefits of CHF 393 million increased 19%, mainly reflecting the impact of lower discretionary compensation expenses in 4Q21 as a result of an increase in overall deferred compensation awards for full-year 2021. General and administrative expenses of CHF 221 million decreased 8%, mainly driven by lower professional services fees as well as lower advertising and marketing expenses.
Compared to 3Q22, total operating expenses increased 17%, primarily reflecting higher compensation and benefits. Compensation and benefits increased 28%, primarily driven by the impact of discretionary compensation expense adjustments in 3Q22. General and administrative expenses were stable.
Margins
Our gross margin was 73 basis points in 4Q22, a decrease of nine basis points compared to 4Q21, mainly reflecting lower other revenues and lower net interest income, partially offset by a 10.4% decrease in average assets under management. Compared to 3Q22, our gross margin was two basis points higher, mainly driven by higher other revenues and a 2.7% decrease in average assets under management, partially offset by lower recurring commissions and fees.
> Refer to “Assets under management” for further information.
Our net margin was 22 basis points in 4Q22, a decrease of 19 basis points compared to 4Q21, mainly driven by lower net revenues, higher total operating expenses and higher provision for credit losses, partially offset by the lower average assets under management. Compared to 3Q22, our net margin decreased six basis points, mainly reflecting higher total operating expenses.
Assets under management
As of the end of 4Q22, assets under management of CHF 525.8 billion were CHF 1.3 billion lower compared to the end of 3Q22, mainly reflecting net asset outflows and unfavorable foreign exchange-related movements, partially offset by favorable market movements. Net asset outflows of CHF 8.3 billion mainly reflected outflows in our private clients business.
As of the end of 2022, assets under management of CHF 525.8 billion were CHF 72.1 billion lower compared to the end of 2021, mainly driven by unfavorable market movements and net asset outflows. Net asset outflows of CHF 5.4 billion reflected outflows in our private clients business, partially offset by inflows in our institutional clients business.
> Refer to “Outflows in assets under management in 4Q22” in Credit Suisse for further information.

Assets under management
	in / end of			% change		in / end of		% change
	4Q22	3Q22	4Q21	QoQ	YoY	2022	2021	YoY
Assets under management (CHF billion)
Assets under management	525.8	527.1	597.9	(0.2)	(12.1)	525.8	597.9	(12.1)
Average assets under management	531.0	545.7	592.5	(2.7)	(10.4)	558.6	580.7	(3.8)
Assets under management by currency (CHF billion)
USD	53.5	55.8	62.0	(4.1)	(13.7)	53.5	62.0	(13.7)
EUR	22.0	20.8	27.0	5.8	(18.5)	22.0	27.0	(18.5)
CHF	443.1	443.1	499.9	0.0	(11.4)	443.1	499.9	(11.4)
Other	7.2	7.4	9.0	(2.7)	(20.0)	7.2	9.0	(20.0)
Assets under management	525.8	527.1	597.9	(0.2)	(12.1)	525.8	597.9	(12.1)
Movements in assets under management (CHF billion)
Net new assets/(net asset outflows)	(8.3)	(1.5)	1.0	–	–	(5.4)	5.9	–
Other effects	7.0	(15.9)	8.1	–	–	(66.7)	41.0	–
of which market movements	9.6	(16.2)	10.8	–	–	(67.3)	39.3	–
of which foreign exchange	(2.4)	0.3	(2.9)	–	–	(0.6)	1.0	–
of which other	(0.2)	0.0	0.2	–	–	1.2	0.7	–
Increase/(decrease) in assets under management	(1.3)	(17.4)	9.1	–	–	(72.1)	46.9	–
Movements in assets under management (annualized) (%)
Net new assets/(net asset outflows)	(6.3)	(1.1)	0.7	–	–	(0.9)	1.1	–
Other effects	5.3	(11.7)	5.5	–	–	(11.2)	7.4	–
Increase/(decrease) in assets under management (annualized)	(1.0)	(12.8)	6.2	–	–	(12.1)	8.5	–
Movements in assets under management (rolling four-quarter average) (%)
Net new assets/(net asset outflows)	(0.9)	0.7	1.1	–	–	–	–	–
Other effects	(11.2)	(11.2)	7.4	–	–	–	–	–
Increase/(decrease) in assets under management (rolling four-quarter average)	(12.1)	(10.5)	8.5	–	–	–	–	–

Asset Management
In 4Q22, we reported a loss before taxes of CHF 27 million and net revenues of CHF 286 million. For 2022, we reported income before taxes of CHF 146 million and net revenues of CHF 1,294 million.
Results summary
4Q22 results
In 4Q22, we reported a loss before taxes of CHF 27 million, compared to income before taxes of CHF 93 million in 4Q21, reflecting reduced net revenues. Net revenues of CHF 286 million decreased 28% compared to 4Q21, driven in particular by lower performance, transaction and placement revenues and reduced management fees. Total operating expenses of CHF 312 million were stable compared to 4Q21, with increased restructuring expenses and higher compensation and benefits offset by reduced commission expenses and lower general and administrative expenses.
Compared to 3Q22, income before taxes decreased significantly, reflecting a combination of higher total operating expenses and reduced net revenues. Net revenues decreased 15%, driven by reduced investment and partnership income, lower management fees and declining performance, transaction and placement revenues. Total operating expenses increased 26%, mainly reflecting increased compensation and benefits.
2022 results
In 2022, income before taxes of CHF 146 million decreased 60% compared to 2021, reflecting lower net revenues. Net revenues of CHF 1,294 million decreased 14% compared to 2021, driven by lower performance, transaction and placement revenues and declining management fees, reflecting lower average assets under management and increased investor bias towards passive products, partially offset by higher investment and partnership income. In 2021, investment and partnership income included an impairment of CHF 113 million related to our non-controlling interest in York Capital Management. Total operating expenses of CHF 1,146 million were stable compared to 2021, with higher restructuring expenses and increased general and administrative expenses offset by reduced commission expenses and lower compensation and benefits.
Capital and leverage metrics
As of the end of 4Q22, RWA of CHF 8.3 billion were stable compared to the end of 3Q22. Leverage exposure of CHF 2.5 billion decreased CHF 0.5 billion compared to the end of 3Q22.
Divisional results
	in / end of			% change		in / end of		% change
	4Q22	3Q22	4Q21	QoQ	YoY	2022	2021	YoY
Statements of operations (CHF million)
Net revenues	286	336	399	(15)	(28)	1,294	1,508	(14)
Provision for credit losses	1	(1)	(2)	–	–	2	0	–
Compensation and benefits	162	111	156	46	4	596	603	(1)
General and administrative expenses	116	110	120	5	(3)	436	426	2
Commission expenses	22	23	32	(4)	(31)	98	114	(14)
Restructuring expenses	12	3	0	300	–	16	3	433
Total other operating expenses	150	136	152	10	(1)	550	543	1
Total operating expenses	312	247	308	26	1	1,146	1,146	0
Income/(loss) before taxes	(27)	90	93	–	–	146	362	(60)
Economic profit (CHF million)	(32)	55	57	–	–	60	215	(72)
Statement of operations metrics
Return on regulatory capital (%)	(13.0)	42.6	44.5	–	–	17.5	39.2	–
Cost/income ratio (%)	109.1	73.5	77.2	–	–	88.6	76.0	–

Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q22	3Q22	4Q21	QoQ	YoY	2022	2021	YoY
Net revenue detail (CHF million)
Management fees	231	250	286	(8)	(19)	1,011	1,137	(11)
Performance, transaction and placement revenues	30	33	94	(9)	(68)	114	340	(66)
Investment and partnership income	25	53	19	(53)	32	169	31	445
Net revenues	286	336	399	(15)	(28)	1,294	1,508	(14)
of which recurring commissions and fees	231	250	286	(8)	(19)	1,012	1,139	(11)
of which transaction- and performance-based revenues	61	67	123	(9)	(50)	280	470	(40)
of which other revenues	(6)	19	(10)	–	(40)	2	(101)	–
Balance sheet statistics (CHF million)
Total assets	3,373	3,881	3,603	(13)	(6)	3,373	3,603	(6)
Risk-weighted assets	8,333	8,522	8,446	(2)	(1)	8,333	8,446	(1)
Leverage exposure	2,499	2,960	2,737	(16)	(9)	2,499	2,737	(9)
Management fees include fees on assets under management and asset administration revenues. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Transaction fees relate to the acquisition and disposal of investments in the funds being managed. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements and other revenues.

Reconciliation of adjustment items
	Asset Management
in	4Q22	3Q22	4Q21	2022	2021
Results (CHF million)
Net revenues	286	336	399	1,294	1,508
Real estate (gains)/losses	0	0	0	(2)	0
Impairment on York Capital Management	0	10	0	10	113
Adjusted net revenues	286	346	399	1,302	1,621
Provision for credit losses	1	(1)	(2)	2	0
Total operating expenses	312	247	308	1,146	1,146
Restructuring expenses	(12)	(3)	–	(16)	(3)
Expenses related to real estate disposals	0	(1)	0	(1)	(1)
Adjusted total operating expenses	300	243	308	1,129	1,142
Income/(loss) before taxes	(27)	90	93	146	362
Adjusted income/(loss) before taxes	(15)	104	93	171	479
Adjusted economic profit	(24)	65	57	78	304
Adjusted return on regulatory capital (%)	(7.1)	48.7	44.7	20.5	52.0
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Results detail
Net revenues
Compared to 4Q21, net revenues of CHF 286 million decreased 28%, reflecting lower performance, transaction and placement revenues and reduced management fees, partially offset by higher investment and partnership income. Performance, transaction and placement revenues of CHF 30 million decreased 68%, mainly driven by lower placement fees, investment related losses and reduced transaction fees. Management fees of CHF 231 million decreased 19%, reflecting a combination of lower average assets under management and increased investor bias towards passive products. Investment and partnership income of CHF 25 million increased 32%, mainly due to equity participation gains, including the gain from the disposal of the Group’s interest in Energy Infrastructure Partners AG, partially offset by reduced performance fees.
Compared to 3Q22, net revenues decreased 15%, driven by lower investment and partnership income, decreased management fees and reduced performance, transaction and placement revenues. Investment and partnership income decreased 53%, primarily reflecting investment related losses relative to gains in the previous quarter. Management fees decreased 8%, primarily reflecting lower average assets under management. Performance, transaction and placement revenues decreased 9%, reflecting in particular higher treasury charges and reduced transaction fees, partially offset by increased placement fees.

Total operating expenses
Compared to 4Q21, total operating expenses of CHF 312 million were stable, with increased restructuring expenses and higher compensation and benefits, offset by lower commission expenses and reduced general and administrative expenses. Compensation and benefits of CHF 162 million increased 4%, mainly reflecting higher deferred compensation from prior year awards as a result of an increase in overall deferred compensation awards for full year 2021, partially offset by lower discretionary compensation expenses. General and administrative expenses of CHF 116 million decreased 3%, mainly reflecting reduced professional services fees related to the wind down and administration of the SCFF. In 4Q22, we incurred restructuring expenses of CHF 12 million.
Compared to 3Q22, total operating expenses increased 26%, mainly reflecting increased compensation and benefits. Compensation and benefits increased 46%, primarily due to the impact of discretionary compensation expense adjustments in 3Q22. General and administrative expenses increased 5%.
Assets under management
As of the end of 4Q22, assets under management of CHF 402.4 billion were CHF 8.9 billion lower compared to the end of 3Q22, mainly reflecting net asset outflows, partially offset by favorable market movements. Net asset outflows of CHF 11.7 billion were driven by outflows from traditional investments, primarily related to outflows in multi-asset solutions, index solutions and fixed income, from investments and partnerships, primarily related to an emerging markets joint venture, and from alternative investments, primarily related to outflows in credit.
As of the end of 2022, assets under management of CHF 402.4 billion were CHF 74.4 billion lower compared to the end of 2021, mainly reflecting unfavorable market movements and net asset outflows. Net asset outflows of CHF 22.6 billion were driven by outflows from traditional investments, primarily related to outflows in fixed income and equities, and from alternative investments, primarily related to outflows in credit, partially offset by inflows from investments and partnerships, primarily related to an emerging markets joint venture.
> Refer to “Outflows in assets under management in 4Q22” in Credit Suisse for further information.

Assets under management
	in / end of			% change		in / end of			% change
	4Q22	3Q22	4Q21	QoQ	YoY	2022	2021		YoY
Assets under management (CHF billion)
Traditional investments	244.4	245.2	306.6	(0.3)	(20.3)	244.4	306.6		(20.3)
Alternative investments	110.2	113.5	116.3	(2.9)	(5.2)	110.2	116.3		(5.2)
Investments and partnerships	47.8	52.6	53.9	(9.1)	(11.3)	47.8	53.9		(11.3)
Assets under management	402.4	411.3	476.8	(2.2)	(15.6)	402.4	476.8		(15.6)
Average assets under management	413.9	429.3	472.0	(3.6)	(12.3)	440.2	463.9		(5.1)
Assets under management by currency (CHF billion)
USD	94.8	101.4	120.8	(6.5)	(21.5)	94.8	120.8		(21.5)
EUR	41.4	42.9	57.4	(3.5)	(27.9)	41.4	57.4		(27.9)
CHF	212.0	208.7	238.7	1.6	(11.2)	212.0	238.7		(11.2)
Other	54.2	58.3	59.9	(7.0)	(9.5)	54.2	59.9		(9.5)
Assets under management	402.4	411.3	476.8	(2.2)	(15.6)	402.4	476.8		(15.6)
Movements in assets under management (CHF billion)
Net new assets/(net asset outflows) [1]	(11.7)	(4.2)	4.7	–	–	(22.6)	14.6		–
Other effects	2.8	(11.5)	(2.6)	–	–	(51.8)	21.9		–
of which market movements	10.1	(10.6)	3.5	–	–	(45.8)	28.0		–
of which foreign exchange	(6.2)	(1.0)	(6.2)	–	–	(4.1)	4.4		–
of which other	(1.1)	0.1	0.1	–	–	(1.9)	(10.5)	[2]	–
Increase/(decrease) in assets under management	(8.9)	(15.7)	2.1	–	–	(74.4)	36.5		–
Movements in assets under management (annualized) (%)
Net new assets/(net asset outflows)	(11.4)	(3.9)	4.0	–	–	(4.7)	3.3		–
Other effects	2.7	(10.8)	(2.2)	–	–	(10.9)	5.0		–
Increase/(decrease) in assets under management (annualized)	(8.7)	(14.7)	1.8	–	–	(15.6)	8.3		–
Movements in assets under management (rolling four-quarter average) (%)
Net new assets/(net asset outflows)	(4.7)	(1.3)	3.3	–	–	–	–		–
Other effects	(10.9)	(12.1)	5.0	–	–	–	–		–
Increase/(decrease) in assets under management (rolling four-quarter average)	(15.6)	(13.4)	8.3	–	–	–	–		–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Includes CHF 7.9 billion relating to the exit of our supply chain finance funds business.

Corporate Center
In 4Q22, we reported income before taxes of CHF 80 million compared to losses of CHF 533 million in 4Q21 and CHF 170 million in 3Q22.
Corporate Center composition
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and legacy funding costs. The Asset Resolution Unit is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio, such as legacy funding costs, legacy litigation expenses, a specific client compliance function and noncontrolling interests without significant economic interest are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit. Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s RWA and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Results summary
4Q22 results
In 4Q22, we reported income before taxes of CHF 80 million compared to losses before taxes of CHF 533 million in 4Q21 and CHF 170 million in 3Q22. Net revenues of CHF 204 million in 4Q22 were primarily driven by treasury results. Total operating expenses of CHF 124 million decreased compared to 4Q21 and 3Q22, primarily driven by lower litigation expenses.
Corporate Center results
	in / end of			% change		in / end of		% change
	4Q22	3Q22	4Q21	QoQ	YoY	2022	2021	YoY
Statements of operations (CHF million)
Treasury results	212	(7)	(130)	–	–	(204)	(174)	17
Asset Resolution Unit	(5)	(1)	17	400	–	55	(93)	–
Other	(3)	43	44	–	–	124	200	(38)
Net revenues	204	35	(69)	483	–	(25)	(67)	(63)
Provision for credit losses	0	0	0	–	–	(1)	(8)	(88)
Compensation and benefits	6	13	5	(54)	20	79	264	(70)
General and administrative expenses	68	188	446	(64)	(85)	1,039	1,324	(22)
Commission expenses	(5)	(1)	13	400	–	0	68	(100)
Restructuring expenses	55	5	0	–	–	60	(1)	–
Total other operating expenses	118	192	459	(39)	(74)	1,099	1,391	(21)
Total operating expenses	124	205	464	(40)	(73)	1,178	1,655	(29)
Income/(loss) before taxes	80	(170)	(533)	–	–	(1,202)	(1,714)	(30)
of which Asset Resolution Unit	(31)	(28)	(10)	11	210	(56)	(230)	(76)
Balance sheet statistics (CHF million)
Total assets	33,669	41,387	55,314	(19)	(39)	33,669	55,314	(39)
Risk-weighted assets	44,408	47,758	46,290	(7)	(4)	44,408	46,290	(4)
Leverage exposure	37,047	45,262	57,889	(18)	(36)	37,047	57,889	(36)

Reconciliation of adjustment items
	Corporate Center
in	4Q22	3Q22	4Q21	2022	2021
Results (CHF million)
Net revenues	204	35	(69)	(25)	(67)
Real estate (gains)/losses	(18)	0	0	(18)	0
(Gains)/losses on business sales	0	0	4	0	5
Valuation adjustment related to major litigation	0	0	0	0	69
Adjusted net revenues	186	35	(65)	(43)	7
Provision for credit losses	0	0	0	(1)	(8)
Total operating expenses	124	205	464	1,178	1,655
Restructuring expenses	(55)	(5)	0	(60)	1
Major litigation provisions	13	(124)	(362)	(761)	(1,010)
Archegos	0	0	5	0	5
Adjusted total operating expenses	82	76	107	357	651
Income/(loss) before taxes	80	(170)	(533)	(1,202)	(1,714)
Adjusted income/(loss) before taxes	104	(41)	(172)	(399)	(636)
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
2022 results
In 2022, we reported a loss before taxes of CHF 1,202 million compared to a loss of CHF 1,714 million in 2021. We reported negative net revenues of CHF 25 million in 2022, primarily driven by negative treasury results. Total operating expenses of CHF 1,178 million decreased 29% compared to 2021, mainly reflecting lower general and administrative expenses and lower compensation and benefits.
Capital and leverage metrics
As of the end of 4Q22, we reported RWA of CHF 44.4 billion, a decrease of CHF 3.4 billion compared to the end of 3Q22, primarily driven by the foreign exchange impact and movements in risk levels, mainly in credit risk, primarily relating to a decrease in lending exposures. Leverage exposure was CHF 37.0 billion as of the end of 4Q22, a decrease of CHF 8.2 billion compared to the end of 3Q22, mainly driven by reductions in treasury exposures.
Results details
Net revenues
In 4Q22, we reported net revenues of CHF 204 million compared to negative net revenues of CHF 69 million in 4Q21 and net revenues of CHF 35 million in 3Q22.
Treasury results of CHF 212 million in 4Q22 primarily reflected gains of CHF 94 million relating to fair-valued money market instruments, gains of CHF 58 million with respect to structured notes volatility, revenues of CHF 43 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs, as well as net gains of CHF 18 million from fair value option volatility on own debt and volatility arising from hedging of that debt. In 4Q21, negative treasury results of CHF 130 million primarily reflected net losses of CHF 108 million from fair value option volatility on own debt and volatility arising from hedging of that debt as well as negative revenues of CHF 23 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. In 3Q22, negative treasury results of CHF 7 million primarily reflected losses of CHF 41 million relating to fair-valued money market instruments, which were partially offset by gains of CHF 16 million from positive structured notes volatility as well as net gains of CHF 14 million from fair value option volatility on own debt and volatility arising from hedging of that debt.
In the Asset Resolution Unit, we reported negative net revenues of CHF 5 million in 4Q22 compared to net revenues of CHF 17 million in 4Q21 and negative net revenues of CHF 1 million in 3Q22. Compared to 4Q21, the movement was driven by lower revenues from portfolio assets, partially offset by lower asset funding costs. Compared to 3Q22, the movement was primarily driven by lower revenues from portfolio assets.
In 4Q22, we reported negative other revenues of CHF 3 million compared to other revenues of CHF 44 million in 4Q21 and other revenues of CHF 43 million in 3Q22. 4Q22 included a valuation adjustment on a legacy exposure in connection with the residential mortgage-backed securities settlement relating to consumer relief and a negative valuation impact from long-dated legacy deferred compensation and retirement programs.
Total operating expenses
Total operating expenses of CHF 124 million decreased CHF 340 million compared to 4Q21, mainly reflecting a decrease in general and administrative expenses, partially offset by an increase in restructuring expenses. General and administrative expenses of CHF 68 million decreased CHF 378 million, mainly reflecting lower litigation expenses. 4Q22 included litigation expenses of CHF 19 million and 4Q21 included litigation expenses of CHF 298 million, primarily related to legacy litigation matters from our investment banking business. In 4Q22, we reported compensation and benefits of CHF 6 million, and we incurred restructuring expenses of CHF 55 million.

Compared to 3Q22, total operating expenses decreased CHF 81 million, mainly reflecting a decrease in general and administrative expenses, partially offset by an increase in restructuring expenses. General and administrative expenses decreased CHF 120 million, mainly reflecting lower litigation expenses. 3Q22 included litigation expenses of CHF 140 million, mainly related to legacy legal matters, including the settlement for the legacy French matter regarding cross-border private banking.
Asset Resolution Unit
	in / end of			% change		in / end of		% change
	4Q22	3Q22	4Q21	QoQ	YoY	2022	2021	YoY
Statements of operations (CHF million)
Revenues from portfolio assets	15	21	61	(29)	(75)	143	90	59
Asset funding costs	(20)	(22)	(44)	(9)	(55)	(88)	(183)	(52)
Net revenues	(5)	(1)	17	400	–	55	(93)	–
Provision for credit losses	1	(1)	0	–	–	(1)	1	–
Compensation and benefits	14	14	14	0	0	58	72	(19)
General and administrative expenses	10	12	12	(17)	(17)	49	59	(17)
Commission expenses	1	2	1	(50)	0	5	5	0
Total other operating expenses	11	14	13	(21)	(15)	54	64	(16)
Total operating expenses	25	28	27	(11)	(7)	112	136	(18)
Income/(loss) before taxes	(31)	(28)	(10)	11	210	(56)	(230)	(76)
Balance sheet statistics (CHF million)
Total assets	8,360	9,867	11,833	(15)	(29)	8,360	11,833	(29)
Risk-weighted assets (USD) [1]	5,476	5,525	7,539	(1)	(27)	5,476	7,539	(27)
Leverage exposure (USD)	13,019	13,662	18,362	(5)	(29)	13,019	18,362	(29)
1 Risk-weighted assets excluding operational risk were USD 4,972 million, USD 4,898 million and USD 6,585 million as of the end of 4Q22, 3Q22 and 4Q21, respectively.

Assets under management
As of the end of 4Q22, assets under management were CHF 1,293.6 billion, 7.6% lower compared to the end of 3Q22, with net asset outflows of CHF 110.5 billion in 4Q22 and CHF 123.2 billion in 2022.
Assets under management, client assets and net new assets
	end of			% change
	4Q22	3Q22	4Q21	QoQ	YoY
Assets under management (CHF billion)
Wealth Management	540.5	635.4	742.6	(14.9)	(27.2)
Swiss Bank	525.8	527.1	597.9	(0.2)	(12.1)
Asset Management	402.4	411.3	476.8	(2.2)	(15.6)
Assets managed across businesses [1]	(175.1)	(173.2)	(203.3)	1.1	(13.9)
Assets under management	1,293.6	1,400.6	1,614.0	(7.6)	(19.9)
of which discretionary assets	440.8	460.9	526.6	(4.4)	(16.3)
of which advisory assets	852.8	939.7	1,087.4	(9.2)	(21.6)
Client assets (CHF billion) [2]
Wealth Management	723.4	826.3	995.7	(12.5)	(27.3)
Swiss Bank	626.8	642.2	728.7	(2.4)	(14.0)
Asset Management	402.4	411.3	476.8	(2.2)	(15.6)
Assets managed across businesses	(175.1)	(173.2)	(203.3)	1.1	(13.9)
Client assets	1,577.5	1,706.6	1,997.9	(7.6)	(21.0)
in	4Q22	3Q22	4Q21	2022	2021
Net new assets (CHF billion)
Wealth Management	(92.7)	(6.4)	(2.9)	(95.7)	10.5
Swiss Bank	(8.3)	(1.5)	1.0	(5.4)	5.9
Asset Management [3]	(11.7)	(4.2)	4.7	(22.6)	14.6
Assets managed across businesses [1]	2.2	(0.8)	(1.2)	0.5	(0.1)
Net new assets/(net asset outflows)	(110.5)	(12.9)	1.6	(123.2)	30.9
1 Represents assets managed by Asset Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

3 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
Results summary
As previously disclosed, beginning in the month of October 2022, Credit Suisse began experiencing net asset outflows at levels that substantially exceeded the rates incurred in 3Q22.
> Refer to “Outflows in assets under management in 4Q22” in Credit Suisse for further information.
> Refer to “Wealth Management”, “Swiss Bank” and “Asset Management” for further information.
4Q22 results
As of the end of 4Q22, assets under management of CHF 1,293.6 billion decreased CHF 107.0 billion compared to the end of 3Q22. The decrease was mainly driven by net asset outflows of CHF 110.5 billion and foreign exchange-related movements, partially offset by favorable market movements of CHF 27.6 billion.
Net asset outflows of CHF 110.5 billion in 4Q22 mainly reflected outflows across the following businesses. Net asset outflows of CHF 92.7 billion in Wealth Management were driven by outflows across all regions. Approximately two-thirds of the outflows were concentrated in October 2022. The outflows in 4Q22 had reduced substantially in the rest of the quarter from the elevated levels of early 4Q22 but had not reversed. Net asset outflows of CHF 11.7 billion in Asset Management were driven by outflows from traditional investments, primarily related to outflows in multi-asset solutions, index solutions and fixed income, from investments and partnerships, primarily related to an emerging markets joint venture, and from alternative investments, primarily related to outflows in credit. Net asset outflows of CHF 8.3 billion in Swiss Bank mainly reflected outflows in the private clients business.

2022 results
As of the end of 2022, assets under management of CHF 1,293.6 billion decreased CHF 320.4 billion compared to the end of 2021. The decrease was mainly driven by unfavorable market movements of CHF 165.9 billion, net asset outflows of CHF 123.2 billion and structural effects. Structural effects included certain de-risking measures, outflows and reclassifications of CHF 17.6 billion related to the sanctions imposed in connection with Russia’s invasion of Ukraine.
Net asset outflows of CHF 123.2 billion in 2022 mainly reflected outflows across the following businesses. Net asset outflows of CHF 95.7 billion in Wealth Management were driven by outflows across all regions and reflected the significant outflows in 4Q22. Net asset outflows of CHF 22.6 billion in Asset Management were driven by outflows from traditional investments, primarily related to outflows in fixed income and equities, and from alternative investments, primarily related to outflows in credit, partially offset by inflows from investments and partnerships, primarily related to an emerging markets joint venture. Net asset outflows of CHF 5.4 billion in Swiss Bank reflected outflows in the private clients business, partially offset by inflows in the institutional clients business.

Additional financial metrics
Balance sheet
As of the end of 4Q22, total assets of CHF 531.4 billion decreased 24% compared to 3Q22, reflecting lower operating activities and the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets decreased CHF 154.7 billion, reflecting significant reductions in cash and due from banks and non-cash HQLA as a result of the significant customer deposit outflows the Group experienced in 4Q22.
Litigation
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for certain proceedings for which the Group believes an estimate is possible was zero to CHF 1.2 billion as of the end of 4Q22.
Total shareholders’ equity
The Group’s total shareholders’ equity was CHF 45.1 billion as of the end of 4Q22 compared to CHF 43.3 billion as of the end of 3Q22. Total shareholders’ equity was positively impacted by the CHF 4.0 billion issuance of common shares in connection with the capital increases and gains on fair value elected liabilities relating to credit risk, partially offset by foreign exchange-related movements on cumulative translation adjustments and the net loss attributable to shareholders.
Liquidity metrics
Our three-month daily average LCR was 144% as of the end of 4Q22, a decrease compared to 192% at the end of 3Q22. The decrease in the LCR reflected a lower level of average HQLA, which was partially offset by a reduction in net cash outflows. The lower level of HQLA reflected a decrease in the amount of cash held with central banks and a decrease in the amount of securities held during the period.
The NSFR was 117% as of the end of 4Q22 compared to 136% as of the end of 3Q22. The decrease in the NSFR reflects a decrease in available stable funding mainly attributed to a decrease in our deposits, offset by a decrease in required stable funding, primarily related to a decrease in our securities portfolio and our loans portfolio.
> Refer to “Liquidity issues in 4Q22” in Credit Suisse for further information.
Capital metrics
The CET1 ratio was 14.1% as of the end of 4Q22 compared to 12.6% as of the end of 3Q22. The tier 1 ratio was 20.0% as of the end of 4Q22 compared to 18.3% as of the end of 3Q22. The total capital ratio was 20.0% as of the end of 4Q22 compared to 18.3% as of the end of 3Q22.
CET1 capital of CHF 35.3 billion as of the end of 4Q22 increased 3% compared to CHF 34.4 billion as of the end of 3Q22, mainly due to the issuance of common shares in connection with the capital increases, partially offset by a negative foreign exchange impact and the net loss attributable to shareholders.
Additional tier 1 capital of CHF 14.7 billion as of the end of 4Q22 decreased 6% compared to CHF 15.7 billion as of the end of 3Q22, mainly due to a negative foreign exchange impact. Total eligible capital of CHF 50.0 billion as of the end of 4Q22 was stable compared to the end of 3Q22.
RWA of CHF 250.5 billion as of the end of 4Q22 decreased 8% compared to CHF 273.6 billion as of the end of 3Q22, mainly due to movements in risk levels in credit risk and a negative foreign exchange impact. The movements in risk levels in credit risk were primarily in Wealth Management and the Investment Bank, including a decrease in lending exposures.
BIS capital and leverage metrics
end of	4Q22	3Q22	4Q21
Capital metrics
Risk-weighted assets (CHF billion)	250.5	273.6	267.8
CET1 ratio (%)	14.1	12.6	14.4
Tier 1 ratio (%)	20.0	18.3	20.3
Total capital ratio (%)	20.0	18.3	20.5
Leverage metrics
Leverage exposure (CHF billion)	650.6	836.9	889.1
CET1 leverage ratio (%)	5.4	4.1	4.3
Tier 1 leverage ratio (%)	7.7	6.0	6.1
Refer to the Appendix for additional information on BIS and Swiss capital and leverage metrics.
Leverage metrics
The BIS tier 1 leverage ratio was 7.7% as of the end of 4Q22, with a BIS CET1 component of 5.4%.
Leverage exposure of CHF 650.6 billion as of the end of 4Q22 decreased 22% compared to CHF 836.9 billion as of the end of 3Q22, mainly reflecting a decrease in the consolidated balance sheet. The balance sheet decrease was primarily due to lower HQLA, mainly in the Investment Bank, the Swiss Bank and Wealth Management, reflecting a significant reduction in cash held at central banks and reductions in non-cash HQLA, both as a result of the deposit outflows the Group experienced in 4Q22. The decrease also reflected certain other business reductions.
Credit Suisse AG – parent company
Credit Suisse AG (Bank parent company)’s Swiss CET1 ratio increased from 9.7% as of the end of 3Q22 to 12.2% as of the end of 4Q22, mainly reflecting capital contributions from Credit Suisse Group AG in connection with the capital increases, reduced RWA levels, a positive foreign exchange impact and net income, which included a partial reversal of participation impairments recorded in 3Q22 as a result of the comprehensive strategic review announced on October 27, 2022.
In light of the bank’s announced transformation plan, in 3Q22, Swiss Financial Market Supervisory Authority (FINMA) reduced the size of the capital surcharges for the bank’s size according to the Capital Adequacy Ordinance. This results in a lower total capital requirement for Credit Suisse Group and its domestic subsidiaries. In addition, the Bank parent company will temporarily be allowed to use capital buffers, if required, until the end of 2025, in line with the Capital Adequacy Ordinance and regulatory guidance by FINMA. This allows the bank effective and efficient capital management during the strategic transformation.

Important information
The Group has not finalized its 2022 Annual Report and the Group’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the period. Accordingly, the financial information contained in this Earnings Release is subject to completion of year-end procedures, which may result in changes to that information.
For purposes of this Earnings Release, unless the context otherwise requires, the terms “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and these terms are used to refer to both when the subject is the same or substantially similar. The term “the Bank” is used when referring to Credit Suisse AG and its consolidated subsidiaries.
Information referenced in this Earnings Release, whether via website links or otherwise, is not incorporated into this Earnings Release.
Credit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements) (in each case, subject to certain phase-in periods), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse adopted the BIS leverage ratio framework, as issued by the Basel Committee on Banking Supervision and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA.
References to phase-in and look-through included herein refer to Basel requirements and Swiss Requirements. Phase-in reflects that for the years 2013 – 2021, there is a phase-out of certain capital instruments. Look-through assumes the full phase-out of certain capital instruments.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from Russia’s invasion of Ukraine), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions which is discussed above relates only to those proceedings for which the Group believes an estimate is possible and which are discussed in the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and updated in its quarterly reports and to be updated in the Group’s Annual Report on Form 20-F that is scheduled to be released on March 9, 2023. It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. For additional details, see the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and in each of its quarterly Financial Reports.
Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, US Securities and Exchange Commission (SEC) and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures, including earnings releases. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this Earnings Release.
Credit Suisse Group AG shares are listed on the SIX stock exchange under the ticker symbol CSGN and – in the form of American Depositary Shares, as evidenced by American Depositary Receipts – on the New York Stock Exchange under the ticker symbol CS.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
BIS capital metrics – Group
				% change
end of	4Q22	3Q22	4Q21	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	35,290	34,423	38,529	3
Tier 1 capital	50,026	50,110	54,373	0
Total eligible capital	50,026	50,110	54,852	0
Risk-weighted assets	250,540	273,598	267,787	(8)
Capital ratios (%)
CET1 ratio	14.1	12.6	14.4	–
Tier 1 ratio	20.0	18.3	20.3	–
Total capital ratio	20.0	18.3	20.5	–
Eligible capital – Group
					% change
end of	4Q22	3Q22	4Q21		QoQ
Eligible capital (CHF million)
Total shareholders' equity	45,129	43,267	43,954		4
Adjustments
Regulatory adjustments [1]	(56)	(295)	157		(81)
Goodwill [2]	(2,871)	(2,987)	(2,893)		(4)
Other intangible assets [2]	(53)	(54)	(50)		(2)
Deferred tax assets that rely on future profitability	(141)	(142)	(881)		(1)
Shortfall of provisions to expected losses	(120)	(214)	(220)		(44)
(Gains)/losses due to changes in own credit on fair-valued liabilities	(4,056)	(2,967)	2,144		37
Defined benefit pension assets [2]	(3,289)	(3,475)	(3,280)		(5)
Investments in own shares	(409)	(36)	(477)		–
Other adjustments [3]	1,156	1,326	75		(13)
Total adjustments	(9,839)	(8,844)	(5,425)		11
CET1 capital	35,290	34,423	38,529		3
High-trigger capital instruments (7% trigger)	10,495	11,193	11,399		(6)
Low-trigger capital instruments (5.125% trigger)	4,241	4,494	4,445		(6)
Additional tier 1 capital	14,736	15,687	15,844		(6)
Tier 1 capital	50,026	50,110	54,373		0
Tier 2 low-trigger capital instruments (5% trigger)	0	0	479		–
Tier 2 capital	0	0	479	[4]	–
Total eligible capital	50,026	50,110	54,852	[4]	0
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes reversals of cash flow hedge reserves.
4
Amounts are shown on a look-through basis. Certain tier 2 instruments were subject to phase out and are no longer eligible as of January 1, 2022. As of 4Q21, total eligible capital was CHF 55,074 million, including CHF 222 million of such instruments, and the total capital ratio was 20.6%.

4Q22 Capital movement – Group
CET1 capital (CHF million)
Balance at beginning of period	34,423
Net income/(loss) attributable to shareholders	(1,393)
Foreign exchange impact [1]	(1,451)
Issuance of common shares [2]	3,886
Other	(175)
Balance at end of period	35,290
Additional tier 1 capital (CHF million)
Balance at beginning of period	15,687
Foreign exchange impact	(769)
Other [3]	(182)
Balance at end of period	14,736
Eligible capital (CHF million)
Balance at end of period	50,026
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Net of fees and taxes.
3 Primarily reflects valuation impacts.
Risk-weighted assets – Group
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Group
4Q22 (CHF million)
Credit risk	35,423	47,005	61,866	6,279	10,442	161,015
Market risk	2,881	10,053	82	52	1,957	15,025
Operational risk	16,245	17,102	7,142	2,002	32,009	74,500
Risk-weighted assets	54,549	74,160	69,090	8,333	44,408	250,540
4Q21 (CHF million)
Credit risk	41,061	56,389	61,917	6,395	18,043	183,805
Market risk	2,899	11,524	88	69	1,775	16,355
Operational risk	16,014	16,400	6,759	1,982	26,472	67,627
Risk-weighted assets	59,974	84,313	68,764	8,446	46,290	267,787

Risk-weighted asset movement by risk type – Group
4Q22	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	42,377	53,526	63,889	6,279	11,922	177,993
Foreign exchange impact	(1,110)	(2,470)	(430)	(81)	(208)	(4,299)
Movements in risk levels	(6,731)	(4,202)	(2,374)	81	(1,252)	(14,478)
Model and parameter updates – internal [1]	202	39	557	0	(20)	778
Model and parameter updates – external [2]	685	112	224	0	0	1,021
Balance at end of period	35,423	47,005	61,866	6,279	10,442	161,015
Market risk (CHF million)
Balance at beginning of period	3,230	11,181	157	73	2,084	16,725
Foreign exchange impact	(170)	(557)	(6)	(3)	(122)	(858)
Movements in risk levels	(170)	(350)	(67)	(28)	24	(591)
Model and parameter updates – internal [1]	(9)	(221)	(2)	10	(29)	(251)
Balance at end of period	2,881	10,053	82	52	1,957	15,025
Operational risk (CHF million)
Balance at beginning of period	17,737	17,822	7,399	2,170	33,752	78,880
Foreign exchange impact	(942)	(1,013)	(424)	(116)	(1,885)	(4,380)
Model and parameter updates – internal [1]	(550)	293	167	(52)	142	0
Balance at end of period	16,245	17,102	7,142	2,002	32,009	74,500
Total (CHF million)
Balance at beginning of period	63,344	82,529	71,445	8,522	47,758	273,598
Foreign exchange impact	(2,222)	(4,040)	(860)	(200)	(2,215)	(9,537)
Movements in risk levels	(6,901)	(4,552)	(2,441)	53	(1,228)	(15,069)
Model and parameter updates – internal [1]	(357)	111	722	(42)	93	527
Model and parameter updates – external [2]	685	112	224	0	0	1,021
Balance at end of period	54,549	74,160	69,090	8,333	44,408	250,540
1 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
2 Represents movements arising from externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse.
BIS leverage metrics – Group
				% change
end of	4Q22	3Q22	4Q21	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	35,290	34,423	38,529	3
Tier 1 capital	50,026	50,110	54,373	0
Leverage exposure	650,551	836,881	889,137	(22)
Leverage ratios (%)
CET1 leverage ratio	5.4	4.1	4.3	–
Tier 1 leverage ratio	7.7	6.0	6.1	–

Swiss capital metrics – Group
				% change
end of	4Q22	3Q22	4Q21	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	35,290	34,423	38,529	3
Going concern capital	50,026	50,110	54,372	0
Gone concern capital	49,117	47,288	46,648	4
Total loss-absorbing capacity (TLAC)	99,143	97,398	101,020	2
Swiss risk-weighted assets	250,963	274,138	268,418	(8)
Swiss capital ratios (%)
Swiss CET1 ratio	14.1	12.6	14.4	–
Going concern capital ratio	19.9	18.3	20.3	–
Gone concern capital ratio	19.6	17.2	17.4	–
TLAC ratio	39.5	35.5	37.6	–
Rounding differences may occur.
Swiss capital and risk-weighted assets – Group
					% change
end of	4Q22	3Q22	4Q21		QoQ
Swiss capital (CHF million)
CET1 capital – BIS	35,290	34,423	38,529		3
Swiss CET1 capital	35,290	34,423	38,529		3
Additional tier 1 high-trigger capital instruments	10,495	11,193	11,398		(6)
Grandfathered additional tier 1 low-trigger capital instruments	4,241	4,494	4,445		(6)
Swiss additional tier 1 capital	14,736	15,687	15,843		(6)
Going concern capital	50,026	50,110	54,372		0
Bail-in debt instruments	49,117	47,288	44,251		4
Tier 2 low-trigger capital instruments	0	0	479		–
Tier 2 amortization component	0	0	1,918		–
Gone concern capital	49,117	47,288	46,648	[1]	4
Total loss-absorbing capacity	99,143	97,398	101,020		2
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	250,540	273,598	267,787		(8)
Swiss regulatory adjustments [2]	423	540	631		(22)
Swiss risk-weighted assets	250,963	274,138	268,418		(8)
1
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components were subject to phase out and are no longer eligible as of January 1, 2022. As of 4Q21, gone concern capital was CHF 46,897 million, including CHF 249 million of such instruments.

2 Primarily includes differences in the credit risk multiplier.

Swiss leverage metrics – Group
				% change
end of	4Q22	3Q22	4Q21	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	35,290	34,423	38,529	3
Going concern capital	50,026	50,110	54,372	0
Gone concern capital	49,117	47,288	46,648	4
Total loss-absorbing capacity	99,143	97,398	101,020	2
Leverage exposure	650,551	836,881	889,137	(22)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	5.4	4.1	4.3	–
Going concern leverage ratio	7.7	6.0	6.1	–
Gone concern leverage ratio	7.6	5.7	5.2	–
TLAC leverage ratio	15.2	11.6	11.4	–
Rounding differences may occur.

Risk management value-at-risk (VaR)
Risk management VaR measures the Group’s risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.
One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit	[1]	Total
CHF million
4Q22
Average	28	34	53	2	56	(126)		47
Minimum	18	30	47	2	49	–	[2]	38
Maximum	35	37	60	3	68	–	[2]	54
End of period	28	31	52	2	65	(139)		39
3Q22
Average	23	34	51	3	45	(110)		46
Minimum	18	31	17	2	18	–	[2]	40
Maximum	29	39	57	3	54	–	[2]	52
End of period	19	34	53	2	50	(111)		47
4Q21
Average	13	43	29	3	32	(72)		48
Minimum	10	37	24	2	30	–	[2]	44
Maximum	15	51	32	3	37	–	[2]	58
End of period	11	37	28	3	32	(66)		45
USD million
4Q22
Average	29	35	55	2	58	(130)		49
Minimum	18	32	51	2	51	–	[2]	41
Maximum	38	38	60	3	73	–	[2]	55
End of period	30	34	56	2	71	(151)		42
3Q22
Average	23	35	52	3	46	(112)		47
Minimum	18	33	18	2	19	–	[2]	41
Maximum	30	40	58	4	55	–	[2]	53
End of period	19	35	54	2	52	(114)		48
4Q21
Average	14	47	31	3	35	(77)		53
Minimum	11	40	26	3	32	–	[2]	48
Maximum	16	55	35	4	40	–	[2]	63
End of period	12	40	30	3	35	(71)		49
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures the Group's risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.

1
Diversification benefit represents the reduction in risk that occurs when combining different, not perfectly correlated risk types in the same portfolio and is measured as the difference between the sum of the individual risk types and the risk calculated on the combined portfolio.

2 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Consolidated statements of operations
in	4Q22	3Q22	4Q21	2022	2021
Consolidated statements of operations (CHF million)
Interest and dividend income	4,214	3,329	2,253	12,251	9,658
Interest expense	(2,730)	(2,126)	(935)	(6,910)	(3,847)
Net interest income	1,484	1,203	1,318	5,341	5,811
Commissions and fees	1,893	2,129	3,021	8,853	13,165
Trading revenues	(581)	125	(151)	(451)	2,431
Other revenues	264	347	394	1,178	1,289
Net revenues	3,060	3,804	4,582	14,921	22,696
Provision for credit losses	41	21	(20)	16	4,205
Compensation and benefits	2,062	1,901	2,145	8,813	8,963
General and administrative expenses	1,710	1,919	2,182	7,782	7,159
Commission expenses	210	250	283	1,012	1,243
Goodwill impairment	0	0	1,623	23	1,623
Restructuring expenses	352	55	33	533	103
Total other operating expenses	2,272	2,224	4,121	9,350	10,128
Total operating expenses	4,334	4,125	6,266	18,163	19,091
Income/(loss) before taxes	(1,315)	(342)	(1,664)	(3,258)	(600)
Income tax expense	82	3,698	416	4,048	1,026
Net income/(loss)	(1,397)	(4,040)	(2,080)	(7,306)	(1,626)
Net income/(loss) attributable to noncontrolling interests	(4)	(6)	5	(13)	24
Net income/(loss) attributable to shareholders	(1,393)	(4,034)	(2,085)	(7,293)	(1,650)
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	(0.46)	(1.44)	(0.78)	(2.55)	(0.63)
Diluted earnings/(loss) per share	(0.46)	(1.44)	(0.78)	(2.55)	(0.63)

Consolidated balance sheets
end of	4Q22	3Q22	4Q21
Assets (CHF million)
Cash and due from banks	68,478	149,191	164,818
Interest-bearing deposits with banks	455	681	1,323
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	58,798	107,705	103,906
Securities received as collateral, at fair value	2,978	6,788	15,017
Trading assets, at fair value	65,461	90,343	111,141
Investment securities	1,718	1,749	1,005
Other investments	5,518	5,813	5,826
Net loans	264,165	281,792	291,686
Goodwill	2,903	3,018	2,917
Other intangible assets	458	424	276
Brokerage receivables	13,818	10,790	16,687
Other assets	46,608	42,064	41,231
Total assets	531,358	700,358	755,833
Liabilities and equity (CHF million)
Due to banks	11,905	17,572	18,965
Customer deposits	233,235	371,270	392,819
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	20,280	22,187	35,274
Obligation to return securities received as collateral, at fair value	2,978	6,788	15,017
Trading liabilities, at fair value	18,338	27,251	27,535
Short-term borrowings	12,414	17,798	19,393
Long-term debt	157,235	162,605	166,896
Brokerage payables	11,442	8,212	13,060
Other liabilities	18,200	23,166	22,644
Total liabilities	486,027	656,849	711,603
Common shares	160	106	106
Additional paid-in capital	38,615	34,770	34,938
Retained earnings	23,632	25,025	31,064
Treasury shares, at cost	(428)	(359)	(828)
Accumulated other comprehensive income/(loss)	(16,850)	(16,275)	(21,326)
Total shareholders' equity	45,129	43,267	43,954
Noncontrolling interests	202	242	276
Total equity	45,331	43,509	44,230

Total liabilities and equity	531,358	700,358	755,833

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
4Q22 (CHF million)
Balance at beginning of period	106	34,770		25,025	(359)	(16,275)	43,267	242	43,509
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(36)	(36)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	31	31
Net income/(loss)	–	–		(1,393)	–	–	(1,393)	(4)	(1,397)
Total other comprehensive income/(loss), net of tax	–	–		–	–	(575)	(575)	(8)	(583)
Issuance of common shares	54	3,960		–	–	–	4,014	–	4,014
Sale/(Repurchase) of treasury shares	–	(10)		–	(81)	–	(91)	–	(91)
Share-based compensation, net of tax	–	21		–	12	–	33	–	33
Financial instruments indexed to own shares	–	3		–	–	–	3	–	3
Changes in scope of consolidation, net	–	–		–	–	–	–	(23)	(23)
Other	–	(129)		–	–	–	(129)	–	(129)
Balance at end of period	160	38,615		23,632	(428)	(16,850)	45,129	202	45,331
2022 (CHF million)
Balance at beginning of period	106	34,938		31,064	(828)	(21,326)	43,954	276	44,230
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(64)	(64)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	79	79
Net income/(loss)	–	–		(7,293)	–	–	(7,293)	(13)	(7,306)
Total other comprehensive income/(loss), net of tax	–	–		–	–	4,476	4,476	(9)	4,467
Issuance of common shares	54	3,960		–	–	–	4,014	–	4,014
Sale/(Repurchase) of treasury shares	–	(70)		–	(159)	–	(229)	–	(229)
Share-based compensation, net of tax	–	55		–	559	–	614	–	614
Financial instruments indexed to own shares	–	3		–	–	–	3	–	3
Dividends paid	–	(140)	[3]	(139)	–	–	(279)	(1)	(280)
Changes in scope of consolidation, net	–	–		–	–	–	–	(66)	(66)
Other	–	(131)		–	–	–	(131)	–	(131)
Balance at end of period	160	38,615		23,632	(428)	(16,850)	45,129	202	45,331
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Paid out of capital contribution reserves.

Earnings per share
in	4Q22	3Q22	4Q21	2022	2021
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	(1,393)	(4,034)	(2,085)	(7,293)	(1,650)
Available for common shares	(1,393)	(4,034)	(2,085)	(7,293)	(1,650)
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for diluted earnings per share	(1,393)	(4,034)	(2,085)	(7,293)	(1,650)
Available for common shares	(1,393)	(4,034)	(2,085)	(7,293)	(1,650)
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	3,039.0	2,810.5	2,678.4	2,862.0	2,627.6
Dilutive share options and warrants	0.0	0.0	0.0	0.0	0.0
Dilutive share awards	0.0	0.0	0.0	0.0	0.0
For diluted earnings per share available for common shares [1,2]	3,039.0	2,810.5	2,678.4	2,862.0	2,627.6
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible notes	–	–	93.3	–	106.6
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	(0.46)	(1.44)	(0.78)	(2.55)	(0.63)
Diluted earnings/(loss) per share available for common shares	(0.46)	(1.44)	(0.78)	(2.55)	(0.63)
Prior periods have been adjusted to reflect the increase in the number of shares outstanding as a result of the discount element in the 2022 rights issue, as required under US GAAP.
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 9.9 million, 8.4 million, 13.6 million, 11.3 million and 10.2 million for 4Q22, 3Q22, 4Q21, 2022 and 2021, respectively.

2
Due to the net losses in 4Q22, 3Q22, 4Q21, 2022 and 2021, 7.8 million, 6.9 million, 0.8 million, 4.6 million and 0.7 million, respectively, of weighted-average share options and warrants outstanding and 31.1 million, 35.2 million, 87.9 million, 40.9 million and 76.5 million, respectively, of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Restructuring expenses
in	4Q22	3Q22	4Q21	2022	2021
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	229	26	32	362	45
of which severance expenses	113	18	19	159	25
of which deferred compensation	116	7	13	194	20
General and administrative-related expenses	123	29	1	171	58
of which pension expenses	25	8	0	37	(11)
Total restructuring expenses	352	55	33	533	103

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
■ the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;
■ the impact of social media speculation and unsubstantiated media reports about our business and its performance;
■ the extent of outflows of assets or future net new asset generation across our divisions;
■ our ability to improve our risk management procedures and policies and hedging strategies;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;
■ our ability to achieve our announced comprehensive new strategic direction for the Group and significant changes to its structure and organization;
■ our ability to successfully implement the divestment of any non-core business;
■ the future level of any impairments and write-downs, including from the revaluation of deferred tax assets, resulting from disposals and the implementation of the proposed strategic initiatives;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;
■ political, social and environmental developments, including climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to protect our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021 and in “Risk factor” in Credit Suisse results – Credit Suisse in our 3Q22 Financial Report.